ANNUAL INFORMATION FORM

For the year ended December 31, 2009

Date: March 29, 2010

2

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form (“AIF”) of First Majestic Silver Corp. (“First Majestic” or the “Company”) is as of March 29, 2010.

Financial Information

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Forward-looking Information

Certain statements contained in this AIF, and in certain documents incorporated by reference herein, constitute forward-looking statements. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to, statements with respect to commercial mining operations, anticipated mineral recoveries, protected quantities of future mineral production, interpretation of drill results, anticipated production rates and mine life, operating efficiencies, capital budgets, costs and expenditures and conversion of mineral resources to proven and probable mineral reserves, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “outlook” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this AIF should not be unduly relied upon. These statements speak only as of the date of this AIF or as of the date specified in the documents incorporated by reference into this AIF, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, results of exploration and development activities, the Company’s historical experience with development-stage mining operations, uninsured risks, regulatory changes, defects in title, availability of materials and equipment, timeliness of government approvals, changes in commodity prices and, particularly, silver prices, actual operating and financial performance of facilities, equipment and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risk factors incorporated by reference herein. See “Risk Factors”.

Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates

The definitions of Proven and Probable Reserves used in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into Reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this AIF and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Currency

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated.

CORPORATE STRUCTURE

Name, Address and Incorporation

First Majestic was incorporated under the Company Act (British Columbia) (the “Company Act”) on September 26, 1979 by registration of its Memorandum and Articles, under the name Brandy Resources Inc.

On September 5, 1984, the Company changed its name to Vital Pacific Resources Ltd. and consolidated its share capital on a two for one basis.

On May 26, 1987 the Company continued out of British Columbia and was continued as a federal company pursuant to the Canada Business Corporations Act.

On August 27, 1987, the Company was extra provincially registered under the Company Act.

On August 21, 1998, the Company continued out of Canada and was continued into the jurisdiction of the Commonwealth of the Bahamas under the Companies Act (Bahamas).

On January 2, 2002, the Company continued out of the Commonwealth of the Bahamas under the Companies Act (Bahamas) and was continued to the Yukon Territory pursuant to the Business Corporations Act (Yukon). On January 3, 2002, the Company completed a consolidation of its share capital on a 1 new for 10 old basis and changed its name to First Majestic Resource Corp.

On January 17, 2005, the Company continued out of the Yukon Territory and was continued to British Columbia pursuant to the Business Corporations Act (British Columbia).

On November 22, 2006, the Company changed its name to First Majestic Silver Corp.

The Company’s head office is located at Suite 1805 – 925 W. Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2 and its registered office is located at #2610 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, Nova Scotia, Newfoundland and Quebec.

Intercorporate Relationships

The chart set out below illustrates the corporate structure of the Company and its material subsidiaries, the jurisdictions of incorporation, the percentage of voting securities held and their respective interests in various mineral projects and mining properties.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Since inception, First Majestic has been in the business of acquisition, development and exploration of mineral properties. During the fiscal year ended June 30, 2004, the Company became focused on the acquisition, development and exploration of mineral properties in México with an emphasis on silver projects.

On January 12, 2004, the Company entered into an agreement to purchase the La Parrilla Silver Mine located approximately 65 kilometres south-east of the city of Durango, México. The purchase price of US$3 million (paid) included all properties, assets and equipment and all mining concessions consisting of 280 hectares. See “Mineral Projects – La Parrilla Silver Mine, México”. The La Parrilla Silver Mine was operated from 1956 to 1999 by the previous owners when it was put on a care and maintenance program in 1999 due to low silver prices. Total tonnage mined during that period is estimated at approximately 700,000 tonnes with an average grade of 300 grams per tonne (“g/t”) silver, 1.5% lead and 1.5% zinc.

Between March 2004 and August 2005, the Company entered into a number of agreements to acquire mining concessions located in Chalchihuites, Zacatecas, México which are located approximately 45 kilometres southeast of the La Parrilla Silver Mine. During the period ended December 31, 2006 and the year ended June 30, 2006, the Company relinquished its options relating to certain of the Chalchihuites Group Properties and wrote off acquisition and exploration costs relating to those options totalling $688,766 and $384,930, respectively. The remaining properties are now referred to as the Del Toro Silver Mine. The Company paid an aggregate of US$5,825,000 over a four-year period to complete the remaining options.

In December 2004, the Company entered into agreements for the purchase of the Candameña Mining District properties located in the Western Sierra Madre Mountain range between Hermosillo and Chihuahua in east central Sonora, México. On August 14, 2007, the Company entered into an agreement with Prospector Consolidated Resources Inc. (“Prospector”) whereby Prospector had the right to acquire 100% interest in the Company’s option to the Candameña Mining District property by paying $50,000 and issuing two million of its common shares to the Company. The Company received $50,000 in August 2007 and Prospector assumed all option commitments to the underlying property vendors effective August 2007. Prospector received regulatory approval and the Company received two million shares of Prospector in March 2008. See “Past Three Years” below.

In September 2005, the Company acquired a 100% interest in the La Encarnación and San Ignacio Dos mining claims consisting of 16 hectares adjacent to the Company’s La Parrilla Silver Mine for consideration of $40,000 and 200,000 common shares of the Company.

First Majestic entered into an irrevocable share purchase agreement dated for reference April 3, 2006 to purchase approximately 63% of the issued and outstanding shares of First Silver Reserve Inc. (“First Silver”) from the major shareholder of First Silver (the “Shareholder”). First Silver’s primary business was silver mining and the acquisition, exploration and development of mineral claims with a primary focus on silver properties in México. First Silver’s wholly owned subsidiary, El Pilon, is the sole owner of the San Martín Silver Mine in Jalisco State, México.

First Majestic purchased 24,649,200 common shares of First Silver (the “Acquisition”) at a price of $2.165 per share for an aggregate purchase price of $53,365,519 payable to the Shareholder in three instalments.

The first instalment of $26,682,759 represented 50% of the purchase price and was paid on closing of the Acquisition on May 30, 2006. A second instalment of $13,341,380, representing 25% of the purchase price, was paid on May 30, 2007. A final instalment of $13,341,380 was payable on May 30, 2008. An interest amount of 6% per annum was payable quarterly on the outstanding payment. Pending the outcome of the litigation referred to in the section entitled “Legal Proceedings” of this Annual Information Form, the Company has withheld payment of quarterly instalments of interest due on November 30, 2007, February 29, 2008 and May 30, 2008. The Company was withholding payment of the final instalment of $13,341,380 due May 30, 2008 and the above interest payments, an amount totalling $13,940,237.

On July 16, 2009, an Order was granted by the Court, with the consent of all parties, under which the Defendant obtained a judgment in the amount of $14,881,912. The Company agreed to pay out $14,258,332 to the Defendant’s lawyers trust account (the “Trust Funds”) in partial payment of the judgment. The consent order requires that the Trust Funds be held in trust pending the outcome of the litigation. If the trial has not commenced by June 30, 2011, the Trust Funds can be released on that date to the Defendant, unless otherwise ordered by the Court. At present time, the trial is scheduled to commence in the Supreme Court of British Columbia, Vancouver, British Columbia in February, 2011. The Consent Order does not affect the standing of the Company’s claims for relief against the Defendant in the Action.

On June 5, 2006, First Majestic and First Silver entered into a letter agreement whereby the parties agreed to enter into a business combination such that First Majestic would acquire all of the outstanding securities of First Silver and First Silver would become a wholly owned subsidiary of First Majestic. The business combination was structured as a plan of arrangement (the “Arrangement”) which was formalized in a combination agreement with the parties dated August 9, 2006. On September 14, 2006, First Majestic acquired all of the issued and outstanding First Silver shares which it did not already own for an aggregate of 6,712,159 common shares of First Majestic and an aggregate cash payment of $777,672 paid at closing and $388,836 due on each of September 14, 2007 (which was paid) and September 14, 2008 (which was paid), with interest payable quarterly and compounded annually at 6.0% per annum on the unpaid balances from the closing of the Arrangement.

In addition, upon closing of the Arrangement, 12,500 stock options exercisable at a price of $3.28 per share expiring on June 13, 2009 and 550,000 stock options exercisable at a price of $4.30 per share expiring on June 19, 2011 were granted by the Company in exchange for 25,000 stock options of First Silver exercisable at a price of $1.64 per share expiring on June 13, 2009 and 1,100,000 stock options of First Silver exercisable at a price of $2.15 per share expiring on June 19, 2011. The common shares of First Silver were delisted from the Toronto Stock Exchange at the close of business on September 18, 2006.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by a former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled shall be deemed to have been cancelled.

In August 2006, the Company entered into three agreements to acquire the Quebradillas and Viboras Silver mines and a contiguous land package of 3,126 hectares of mining concessions located in the La Parrilla Mining District in Durango State, México, which now forms part of the Company’s La Parrilla Silver Mine. The Company acquired the right to purchase all the mining concessions, the mines, the data of past diamond drill programs and the assets located within the mine areas for a total purchase price of US$3,000,000 payable over a period of two years of which an aggregate of US$2,251,000 had been paid as of December 31, 2008. During the year ended December 31, 2008, the Company amended payment terms to the optionor regarding the outstanding payments as at December 31, 2008. The Company paid the balance of US$749,000 for concession payments in monthly instalments during 2009. As of December 31, 2009, no further payments were due. There is a net smelter royalty of 1.5% (“NSR”) of sales revenue to a maximum of US$2,500,000 and the Company has the option to purchase the NSR at any time for US$2,000,000. For the year ended December 31, 2009, the Company paid US$135,363 (December 31, 2008 – US$69,000) relating to royalties.

In August 2006, the Company entered into a letter agreement pursuant to which the Company acquired 100% of the issued and outstanding shares of Desmin S.A. de C. V. (“Desmin”), a privately held Mexican mining company for the purchase price of US$1.5 million (the final payment having been made on April 30, 2007), resulting in Desmin becoming a wholly owned subsidiary of the Company. Desmin’s primary asset was an exploitation contract which entitled Desmin to operate the La Encantada Silver Mine located in Coahuila State in Northern México. The exploitation contract provided Desmin an option to acquire all properties within the 697 hectare land package, including the operations of the mine and mill and all the auxiliary installations and associated equipment. The Company purchased the operations of Desmin effective November 1, 2006 and took over the operations of the La Encantada Silver Mine. In addition, Desmin had an option agreement to acquire the La Encantada Silver Mine, including the mill and surrounding mining claims.

In December 2006, the Company signed a letter of agreement to acquire 100% of the issued and outstanding shares of Minera La Encantada S.A. de C.V. (“La Encantada”), a Mexican mining company owned by Minas Peñoles S.A. de C.V. and Industrias Peñoles S.A de C.V. for the purchase price of US$3,250,000 and a 4% NSR. La Encantada’s primary asset is the La Encantada Silver Mine in Coahuila State, Mexico. A non-refundable deposit of US$1,000,000 was made on the date of the agreement and the balance was paid upon closing the acquisition on March 20, 2007. Pursuant to the terms of the agreement, the Company exercised its option to acquire the 4% NSR in exchange for 382,582 common shares at a value of $5.32 per share and 191,291 warrants exercisable at a price of $6.81 per share for a two-year period.

The Company changed its financial year from June 30 to December 31, effective for the financial period July 1, 2006 to December 31, 2006. The decision to change the Company’s fiscal year end was made so that the Company would have the same fiscal year end as its operating subsidiaries in México. To facilitate the change, the Company reported a one-time, six-month transition year covering the period from July 1, 2006 to December 31, 2006. Subsequent to the transition year, the first full financial year covered the period January 1, 2007 to December 31, 2007.

Past Three Years

In January 2007, the Company completed the acquisition of the San Juan silver mine which forms part of the Del Toro Silver Mine (formerly referred to as the Chalchihuites Group of Properties) by making the final payments of US$500,000 and US$150,000 due January 7, 2007 and July 7, 2007, respectively, pursuant to the agreement. In connection therewith, a finder’s fee in the amount of $77,808 (US$68,422) was paid to a director of the Company.

In March 2007, the Company acquired all of the issued and outstanding shares of Minera La Encantada S.A. de C.V. (“Minera La Encantada”), a Mexican mining company owned by Industrias Peñoles, S.A. de C.V. (“Peñoles”) for a total purchase price of US$3,250,000 and an NSR of 4%. The Company also acquired the underlying 4% NSR through the issuance of 382,582 shares and 191,291 warrants, each warrant entitling Peñoles to purchase one additional share at a price of $6.81 which expired on March 20, 2009. Desmin paid a sliding-scale royalty to Peñoles pursuant to the terms of its exploitation contract. As a result of the Company’s purchase of Minera La Encantada, all royalties were cancelled at closing on March 20, 2007. On January 1, 2008, Desmin amalgamated with Minera La Encantada S.A. de C.V.

On May 10, 2007, the Company completed a private placement of special warrants for gross proceeds of $34,415,000. A total of 6,883,000 special warrants were sold at a price of $5.00 per special warrant through Cormark Securities Inc. and CIBC World Markets Inc., as co-lead underwriters, and Blackmont Capital Inc. Each special warrant was automatically exercised for one common share of the Company and one half of a common share purchase warrant on July 25, 2007 (the date the Company obtained a final receipt for a prospectus qualifying the underlying securities). Each whole share purchase warrant was exercisable at a price of $6.50. The warrants expired on November 10, 2008, none of which were exercised prior to expiry. The underwriters received a commission of 5.5% of the gross proceeds of the offering at closing.

On July 31, 2007, the Company incorporated a new wholly owned Mexican subsidiary, Corporación First Majestic, S.A. de C.V., (“CFM”) and effected a corporate restructuring of Desmin, La Encantada and First Majestic Plata, on August 14, 2007, such that Desmin and La Encantada were amalgamated and the Company now holds the shares of FM Plata, Minera El Pilon and La Encantada, through CFM, which became a Mexican holding company for Mexican tax consolidation purposes.

In August 2007, the Company entered into an agreement with Prospector whereby Prospector had the right to acquire a 100% interest in the Company’s option to acquire the Candameña Mining District Property by paying $50,000 within five business days following the execution of the agreement (paid) and issuing 2,000,000 of its shares to the Company within five business days of regulatory approval or September 7, 2007, whichever is earlier. As Prospector had not received regulatory approval by September 7, 2007, it paid an additional US$150,000 to the Company on October 19, 2007 to satisfy an option commitment to the underlying vendor. In March 2008, the Company received 2,000,000 common shares from Prospector. In August 2008, the Company after having made numerous unsuccessful attempts to assist Prospector in the transfer of the rights to the Candameña property, and having advised Prospector that the underlying agreements with the Candameña property owners were in breach the Company was required to return the mining rights to their respective underlying property owners.

The Company’s common shares and warrants were listed and commenced trading on the Toronto Stock Exchange effective January 15, 2008.

On March 25, 2008, the Company completed a public offering with a syndicate of underwriters led by CIBC World Markets Inc. and including Blackmont Capital Inc., Cormark Securities Inc. and GMP Securities L.P., who purchased 8,500,000 units of the Company at a price of $5.35 per unit. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to acquire one additional common share at a price of $7.00 for a period of 24 months from the closing of the offering. The underwriters also received an over-allotment option, exercisable up until 30 days following the closing of the offering to purchase up to an additional 1,275,000 common shares at a price of $5.07 per share and up to an additional 637,500 share purchase warrants at a price of $0.56 per warrant. On April 4, 2008, the Company completed the issuance of an aggregate of 637,500 warrants pursuant to the exercise of the over-allotment option.

On July 6, 2008, the Company entered into an agreement to acquire the Fatima mining concession consisting of 46 hectares of mining concessions located in the Zacatecas State, México which forms part of the Del Toro Silver Mine. The Company has the right to purchase all the mining concessions, for a total purchase price of US$387,500 payable over a period of 30 months, of which an aggregate of US$162,500 had been paid as of December 31, 2009.

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters led by CIBC World Markets Inc. and including Blackmont Capital Inc., GMP Securities L.P. and Thomas Weisel Partners, who purchased 8,487,576 units of the Company at a price of $2.50 per unit for gross proceeds to the Company of $21,218,940. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $3.50 for a period of 24 months from the closing of the offering. The underwriters also received an over-allotment option, exercisable up until 30 days following the closing of the offering to purchase up to an additional 1,273,136 common shares at a price of $2.40 per share and up to an additional 636,568 share purchase warrants at a price of $0.20 per warrant.

On August 20, 2009, the Company completed the first tranche of a non-brokered private placement consisting of 3,499,000 units at a price of $2.30 per unit for gross proceeds of $8,047,700. Each unit consisted of one common share and one-half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.30 per warrant share for a period of two years after the closing of the offering. A finder’s fee in the amount of $101,016 cash and 50,000 finder’s warrants were paid in respect to a portion of this private placement. The finder’s warrants are subject to the same terms and conditions as those issued to the subscribers.

On August 20, 2009, the Company also settled certain current liabilities amounting to $822,053 by the issuance of 357,414 common shares of the Company at a deemed price of $2.30 per common share.

On September 16, 2009, the Company completed the second and final tranche of the non-brokered private placement consisting of 668,478 units at a price of $2.30 per unit for gross proceeds of $1,537,500. Each unit consisted of one common share and one-half of one common share purchase warrant, with each full warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.30 per warrant share for a period of two years after the closing of the offering.

On September 18, 2009, the Company settled certain current liabilities amounting to $1,919,209 by the issuance of 834,438 common shares of the Company at a deemed price of $2.30 per common share.

On November 13, 2009, the Company announced the closing of a plan of arrangement (the “Normabec Arrangement”) to acquire all of the issued and outstanding shares of Normabec Mining Resources Ltd. (“Normabec”) a publicly traded mining company listed on the TSX Venture Exchange in exchange for the issuance of 4,652,778 common shares of the Company. In addition, the Company issued warrants to purchase an aggregate of 260,965 common shares of the Company in exchange for all outstanding share purchase warrants of Normabec, all of which expired by January 2, 2010. Normabec’s primary asset is the Real de Catorce Silver Project located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico. The Real de Catorce property consists of 22 mining concessions covering 6,327 hectares. Real de Catorce is an historic mining region, with estimated historical production of 230 million ounces between the years 1773 and 1990.

Concurrent with the completion of the Normabec Arrangement, the non-Mexican assets of Normabec were divested to a newly formed entity named Brionor Resources Inc. (“Brionor”) Holders of Normabec shares also received 0.25 Brionor shares for each Normabec common share. The Company also purchased, via private placement, 2,115,195 common shares of Brionor for an aggregate purchase price of $300,000, representing a price per share of approximately $0.1418. These shares represented 9.9% of the total issued and outstanding shares of Brionor upon completion of the transaction at November 13, 2009. Brionor is a public company listed on the TSX Venture Exchange.

Through the acquisition of Normabec and its wholly owned subsidiary, Mineral Real de Bonanza SA de CV, the Company owns 100% of the Real de Catorce Silver Project. Upon commencement of commercial production on the property, the Company has agreed to pay an amount of US$200,000. The property is subject to a 3% net smelter return royalty, of which 1.75% may be acquired in increments of 0.25% for a price of US$250,000 per increment for the first five years from the date of the first payment and at a price of US$300,000 per increment for the following five years.

In addition, the Company has agreed to acquire the surface rights forming part of the property, including the buildings located thereon and covering the location of the previous mining operations, in consideration for a single payment of US$1,000,000 to be made in December 2010. The Company has also agreed to make a payment of US$200,000 on December 10, 2010 for all technical and geological information collected over the area. Such payment is not related to the acquisition of the mining concessions or the surface rights and buildings agreement.

The Company had an option dated November 25, 2004 with Consorcio Minero Latinamericano, SA de CV, a private Mexican company owned by a former director of First Silver, for the purchase of a 100% interest in seven mining claims referred to as the Cuitaboca Silver Project covering 3,718 hectares located in the State of Sinaloa, México. To purchase the claims, the Company was required to pay a total of US$2,500,000 in staged cash payments through November 25, 2010. Subsequent to acquiring Normabec and during the year ended December 31, 2009, the Company elected not to proceed with the acquisition of the Cuitaboca Silver Project. Accordingly, the historical investment including exploration totalling $2,589,824 was written off during the year ended December 31, 2009.

DESCRIPTION OF BUSINESS

General

The Company is in the business of the production, development, exploration and acquisition of mineral properties focusing on silver in México. The common shares and certain warrants of the Company trade on the Toronto Stock Exchange under the symbols “FR” and “FR.WT.B”. The common shares are also quoted on the OTCQX in the U.S. under the symbol “FRMSF” and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”.

The Company has ownership of three producing properties in México: the La Encantada Silver Mine in Coahuila State, the La Parrilla Silver Mine in Durango State, and the San Martin Silver Mine in Jalisco State. The Company also owns two advanced stage development silver project, the Del Toro Silver Mine, formerly referred to as the Chalchihuites Group Properties in Zacatecas State, and the Real de Catorce Silver Project in San Luis Potosi State, and has an interest in several exploration properties in various states in México.

The Company’s business is not materially affected by intangibles such as licences, patents and trademarks, nor is it affected by seasonal changes. The Company is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.

At December 31, 2009, the Company had 13 employees based in its Vancouver corporate office, one employee in the United Kingdom and approximately 1,449 employees, contractors and other personnel in México. Additional consultants are also retained from time to time for specific corporate activities, development and exploration programs.

Risk Factors

The Company, and thus the securities of the Company, should be considered a speculative investment and investors should carefully consider all of the information disclosed in this AIF prior to making an investment in the Company. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

Operating Hazards and Risks

The operation and development of a mine or mineral property involves many risks which a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

  major or catastrophic equipment failures;
  environmental hazards;
  industrial accidents and explosions;
  encountering unusual or unexpected geological formations;
  ground fall and cave-ins;
  flooding;
  earthquakes; and
  periodic interruptions due to inclement or hazardous weather conditions.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write downs, monetary losses and other liabilities. Liabilities that First Majestic incurs may exceed the policy limits of its insurance coverage or may not be insurable, in which event First Majestic could incur significant costs that could adversely impact its business, operations or profitability.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of mineral Reserves and mineral Resources and corresponding grades being mined or dedicated to future production. Until mineral Reserves or mineral Resources are actually mined and processed, the quantity of minerals and grades must be considered estimates only. In addition, the quantity of mineral Reserves and mineral Resources may vary depending on, among other things, metal prices. Any material change in the quantity of mineral Reserves, mineral Resources, grade or minimum mining widths may affect the economic viability of First Majestic’s properties. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Substantial Decommissioning and Reclamation Costs

During the year ended December 31, 2009, the Company reassessed its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. The total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $6.1 million, which has been discounted using a credit adjusted risk free rate of 8.5%, of which $1.65 million of the reclamation obligation relates to the La Parrilla Silver Mine, $1.99 million of the obligation relates to the San Martin Silver Mine, and $2.49 million relates to the La Encantada Silver Mine. The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Obtaining Future Financing

The further development and exploration of mineral properties in which the Company holds interests or which the Company acquires may depend upon its ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Company to obtain debt financing or equity financing on favourable terms or at all.

The Company currently has $5.9 million of cash in treasury. As a result of the Company’s ability to earn cash flow from its ongoing operations, the Company considers that it has sufficient capital to support its current operating requirements provided it can continue to generate cash from its operations and that its capital projects are not materially over their projected costs. There is a risk that commodity prices decline and that the Company is unable to continue generating sufficient cash flow from operations or that the Company requires significant additional cash to fund expansions and potential acquisitions. Failure to obtain additional financing on a timely basis may cause the Company to postpone acquisitions, major expansion and development plans.

Key Personnel

Recruiting and retaining qualified personnel is critical to First Majestic’s success. The number of persons skilled in mining, exploration and development of mining properties is limited and competition for such persons is intense. As First Majestic’s business activity grows, First Majestic will require additional key financial, administrative and mining personnel as well as additional operations staff. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of First Majestic’s operations could be affected, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Factors Beyond the Company’s Control

There are also a number of factors beyond the Company’s control. These factors include government regulation, high levels of volatility in market prices, availability of markets, availability of adequate transportation and smelting facilities and the imposition of new or amendments to existing taxes and royalties. The effects of these factors cannot be accurately predicted.

Uninsured Risks

First Majestic’s mineral properties are subject to the risks normally inherent in mineral properties, including but not limited to environmental hazards, industrial accidents, flooding, periodic or seasonal interruptions due to climate and hazardous weather conditions and unusual or unexpected geological formations. Such risks could result in damages, delays and possible legal liability. The Company may become subject to liability for pollution and other hazards against which it cannot insure or against which it may elect not to insure due to high premium costs or other reasons. The payments for any such liabilities would reduce the funds available for exploration and development activities and may have a material impact on First Majestic’s financial position.

Foreign Operations

The Company’s mining, exploration and development projects are located in México. Such projects could be adversely affected by exchange controls, currency fluctuations, changes in taxation and corporate laws or policies of México or Canada affecting foreign trade, investment or repatriation of financial assets.

Changes in mining or investment policies or shifts in political attitude in México may adversely affect the Company’s business. Operations may be affected by governmental regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect, if any, of these factors cannot be accurately predicted.

Foreign Currency

The Company carries on its primary business activity outside of Canada. Accordingly, it is subject to the risks associated with fluctuation of the rate of exchange of other foreign currencies, in particular the Mexican peso, the currency of México, and the United States dollar, the currency for calculating the Company’s sales of silver based on the world’s commodity markets. Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Mexican peso denominated cash and cash equivalents, accounts receivable, accounts payable, and investments in mining interests. Such currency fluctuations may materially affect the Company’s financial position and results of operations.

Title to Properties

Although the Company has obtained title opinions with respect to certain of its properties and has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company’s interest.

Property Interests

The option agreement relating to the Del Toro Silver Mine pursuant to which the Company holds its rights in certain of the properties provide that the Company must make a series of cash payments over certain time periods. If the Company fails to make such payments in a timely manner, the Company may lose some or all of its interest in the Fatima mining concession portion of this property which covers 46 hectares of a total of 393 hectares. The payments consist of US$62,500 due June 10, 2010 and US$162,500 due October 10, 2010.

Permits and Licenses

The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Metal Prices

There are global economic factors beyond the control of the Company that may affect the marketability of minerals already discovered and any future minerals to be discovered. Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. Movements in the spot price of silver have a direct and immediate impact on the Company’s income. The Company does not use derivative instruments to hedge its silver commodity price risk, but the Company forward sells its lead production between one and six months ahead. The effect of these price variation factors cannot accurately be predicted.

Price Volatility of Other Commodities

The Company’s profitability is also affected by the market prices of commodities which are consumed or otherwise used in connection with the Company’s operations, such as diesel fuel, natural gas, electricity and cement. Prices of such commodities are also subject to volatile price movements over short periods of time and are affected by factors that are beyond the Company’s control.

Competition

The mining industry is highly competitive in all its phases. The Company competes with a number of companies which are more mature or in later stages of production. These companies may possess greater financial resources, more significant investments in capital equipment and mining infrastructure for the ongoing development, exploration and acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

Environmental Regulations

The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibition of spills, release or emission of various substances related to mining industry operations, which could result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards and enforcement, and fines and penalties for non-compliance are becoming more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to fully comply with all environmental regulations. On February 25, 2009, the Mexican Environmental Authority PROFEPA (Procuradoria Federal Proteccion al Ambiente) awarded a CLEAN INDUSTRY CERTIFICATE to one of the Company's wholly owned subsidiaries, First Majestic Plata, SA de CV., regarding its activities at the La Parrilla Silver Mine.

Conflicts of Interest

Certain directors of the Company are also directors or officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law and the Company’s policies to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

History of Losses

The Company has a history of losses including a net loss of $5,144,784 for the year ended December 31, 2008; however, for the year ended December 31, 2009, the Company had net income of $6,205,822. At December 31, 2009, the Company had an accumulated deficit (net loss) of $33,271,061.

Shares Reserved for Future Issuance

There are stock options and share purchase warrants of the Company outstanding pursuant to which common shares may be issued in the future. Pursuant to the Arrangement between First Majestic and First Silver, there are also shares of First Silver that may be tendered for shares of First Majestic until September 14, 2012. As of the date of this AIF, there are 114,254 shares of First Silver outstanding that may be tendered for 57,127 shares of First Majestic. Options and share purchase warrants are likely to be exercised when the market price of the Company’s common shares exceeds the exercise price of such options or warrants. The exercise of such options or warrants and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

Volatility of Share Price

The price of the shares of resource companies tends to be volatile. Fluctuations in the world price of precious metals and many other elements beyond the control of the Company could materially affect the market price of the Company’s common shares.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax refunds and other receivables. The Company sells and receives payment upon delivery of its silver doré and byproducts primarily through one international organization. Additionally, silver concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating, payments receivables are scheduled, routine and received within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $6.0 million as at December 31, 2009, a significant portion of which is past due. The Company is proceeding through a lengthy and slow review process with Mexican tax authorities, but the Company expects to fully recover these amounts. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. As at December 31, 2009, the Company had a loan facility with the Mexican Mining Development Trust – Fideicomiso de Fomento Minero (“FIFOMI”) amounting to $4.3 million repayable over a five-year period. As at December 31, 2009, the Company has outstanding accounts payable and accrued liabilities of $11.3 million which are generally payable in 90 days or less.

Although the Company does not have a long-term history of operating profits, the Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next twelve months.

Interest Rate Risk

The Company is exposed to interest rate risk on its short term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest-bearing financial assets comprise cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. The Company’s interest-bearing financial liabilities comprise a floating rate loan with FIFOMI and a floating rate operating line, plus fixed rate debt instruments and capital leases with terms to maturity ranging up to three years. The FIFOMI loans are floating at 7.51% and 7.31% over the Mexican Interbank Rate which is currently at 4.91% .

Future Exploration and Development Activities

Exploration and development of mineral properties involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting precious metals from ore. The Company cannot ensure that its current exploration and development programs will result in profitable commercial mining operations. Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define reserves which can be mined economically.

The economic feasibility of development projects is based upon many factors, including the accuracy of reserve estimates, metal recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental protection; and precious metal prices, which are highly volatile. Development projects are also subject to the successful completion of economic evaluations or feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of Proven and Probable Reserves and Measured, Indicated and Inferred Resources are, to a large extent, based upon detailed geological and engineering analysis.

Mineral Projects

Pursuant to National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), the following properties and projects have been identified by First Majestic as being material: the La Parrilla Silver Mine, the San Martin Silver Mine, the La Encantada Silver Mine and the Del Toro Silver Mine.

The following table shows the total tonnage mined from each of the Company’s three producing properties during 2009, including total ounces of silver and silver equivalent ounces produced from each property and the tonnage mined from delineated reserves and resources at each such property.

		San Martin	La Parrilla	La Encantada	Total
TONNES OF ORE PROCESSED	TONNES	291,339	277,917	279,536	848,792
OUNCES OF SILVER PRODUCED	OZ	1,112,698	1,367,742	1,249,377	3,729,817
OUNCES OF SILVER EQ PRODUCED	OZ EQ	134,538	275,465	129,257	539,260
TOTAL OZ OF SILVER EQ PRODUCED	OZ EQ	1,247,236	1,643,207	1,378,634	4,269,077
TONNES MINED FROM 43-101	TONNES	64,514	214,443	169,733	448,690
TONNES MINED OUTSIDE OF 43-101	TONNES	226,825	63,474	109,803	400,102

La Parrilla Silver Mine, México

Certain of the information on the La Parrilla Silver Mine is based on the technical report prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of Pincock Allen & Holt (“PAH”) entitled, “Technical Report for the La Parrilla Silver Mine, Durango State, Mexico” dated February 16, 2009, as amended and restated on February 26, 2009 (in this section, the “Current Technical Report”) and has been updated as necessary. Mr. Addison and Mr. Lopez are independent Qualified Persons for the purposes of NI 43-101. The Current Technical Report has been filed with securities regulatory authorities in each province of Canada. Portions of the following information are based in assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Current Technical Report which is available for review on SEDAR located at www.sedar.com.

Property Description and Location

La Parrilla Silver Mine is a producing underground silver mine and processing facility in Durango State, Mexico. The mine is wholly owned and operated by First Majestic Plata, S.A. de C.V. (“FM Plata”) a wholly-owned indirect subsidiary of the Company through its Mexican holding company, Corporación First Majestic, S.A. de C.V.

La Parrilla consists of 38 contiguous mining concessions in the La Parrilla mining district of Durango State which provide mineral rights which cover an area of 53,249.21 hectares (131,581.20 acres). All of these mining concessions convey exploitation rights for 50 years from the date of registration.

Certain of the La Parrilla claims were purchased from Grupo México and include a net smelter return of 1.5% payable to Grupo México. This net smelter return may be acquired by FM Plata for a total payment of US$2,000,000. In the event that FM Plata does not acquire the net smelter royalty, the royalties payable thereunder will be capped at US$2,500,000. To date a total of US$229,233 had been paid by the Company under the net smelter royalty. There are no other encumbrances on La Parrilla mining concessions.

The La Parrilla area is located partly within Ejido San José de la Parrilla and partly within private property. The Comisión de Fomento Minero (the “CFM”) executed a lease agreement on the surface rights from Ejido San José de la Parrilla to permit the use of surface rights for development of projects that are of general economic interest, including mining operations. In 1990 the Gamiz Family acquired the surface rights and mill from CFM and reconfirmed the lease agreement with the Ejido. Subsequently, First Majestic acquired the surface rights and the mill from the Gamiz Family. First Majestic updated the lease agreement with the Ejido and negotiated a lease to extend the surface rights to a total of 100 hectares where the second tailings dam has been built and is now operating; this includes a yearly payment to the Ejido San José de La Parrilla. First Majestic also has a lease agreement for 100 hectares with a private land owner where the Quebradillas, and San Marcos mines are located. First Majestic also owns surface land of 38 hectares which was acquired from Grupo México where the Vacas mine is located.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The La Parrilla Silver Mine is located in the south-eastern part of the state of Durango, about 60 kilometres from the capital city of Durango. The La Parrilla mine is connected to various communities within distances of 10 kilometres to 20 kilometres, such as Nombre de Dios and Vicente Guerrero. Most of La Parrilla’s workers are transported from these towns to work at the mine. To access more specialized resources such as universities and private and public hospitals the cities of Durango and Zacatecas are within easy driving distances from La Parrilla. International flights by commercial airlines to cities in the United States and to most major cities in Mexico are available from Durango and/or Zacatecas.

Access to the La Parrilla mine is by Federal Highway No. 45 from Durango to Zacatecas. A four kilometre detour at the 75 kilometre marker leads to La Parrilla and the mine and plant through the village of San José de la Parrilla. La Parrilla is connected to the San José de la Parrilla village by a one kilometre dirt road.

Power supply to the camp is provided by the national power grid. Potable water supply is provided from a water well, and from the Quebradillas shaft. Telephone communications at the mine are integrated into the national telecommunications grid. Satellite and ISDN copper connections provide internet communications capabilities to the La Parrilla. Hand held radios are carried by all supervisors, managers and all vehicle operators for local ground communications. Most of the suppliers and labourers required for the operation are brought in from the cities of Vicente Guerrero, Durango and Zacatecas.

The climate at La Parrilla is semi-dry with annual average temperatures that vary from 12º Celsius to 26º Celsius, with an annual average of about 18º Celsius. The annual average rainfall is about 580 millimetres with most of the rain occurring during the summer months, with only occasional rains during the winter months. Occasional rain storms may partially interrupt the La Parrilla operations.

Vegetation in the area consists of desert bush and shrub, including small mesquite, cacti, and grasses. At higher elevations there are pine, cedar and oak trees. Farming is mostly developed in the areas neighbouring the population centers in the Mesa Central flatlands, and the principal crops are corn, beans and some wheat. Apple and peach trees are also grown in the region.

The La Parrilla area is located within the physiographic sub-province of Sierras y Llanuras de Durango, which borders between the Sierra Madre Occidental and the Mesa Central in north-western México. This physiographic sub-province presents elevations of about 1,600 metres above sea level in the Mesa Central and up to 3,000 metres above sea level in the mountain peaks of the Sierra Madre Occidental. Topography in the La Parrilla area is dominated by either isolated mountains or north-west oriented mountain chains, all surrounded by the plateaus and flat lands of the Mesa Central. The La Parrilla (San José) mine portal is located at an elevation of 2,100 metres above sea level.

History

Mining activity in La Parrilla mining district began during colonial times. La Parrilla consists of underground silver-gold-lead mines with a processing facility that was originally constructed in 1956. In 1960, the mining claims were acquired by Minera Los Rosarios, S.A. de C.V. (“Minera Los Rosarios”) who operated the mine until 1999 when operations were shut down due to low silver prices. The CFM, a Mexican federal entity responsible for promoting and supporting mining, constructed a 180 tonnes per day flotation plant at La Parrilla, which operated as a custom mill, processing ores from nearby areas, such as Chalchihuites, Sombrerete and Zacatecas. This plant was purchased in 1990 by Minera Los Rosarios from CFM.

In 2004, First Majestic acquired the mining rights and the plant from Minera Los Rosarios and, in 2006, successfully negotiated the acquisition of the mineral rights held by Grupo México which surrounded the original La Parrilla mine. Today First Majestic has consolidated ownership of the plant and all the mining rights of the land surrounding La Parrilla, where numerous mineral occurrences and mineral deposits are being investigated.

Geological Setting

La Parrilla mining district is located in the border zone between the physiographic provinces of the Sierra Madre Occidental and the Mesa Central, within the sub-province of Sierras y Llanuras de Durango. La Parrilla is located in the northern side of a contact zone between a dioritic intrusive stock and a sequence of Cretaceous sedimentary rocks.

La Parrilla’s mineral deposits are associated to geologic structures, which appear related to the intrusive stock, dikes and sills. Structural intersections have also originated breccia zones that caused favorable conditions for mineralization emplacement as stockwork zones. The contact zone between the intrusive stock and sedimentary rocks has also originated metasomatic deposits.

The most important known deposits at La Parrilla occur as vein deposits that pinch and swell along strike as well as downdip. These are enclosed by three main systems within the mining district. The first structural system may be related in orientation to the regional intrusive stock. Its general strike is north east 60º south west, dipping nearly vertical. It cuts through all regional rock units and it does not appear to represent economic significance.

The second structural system occurs with a general orientation of north 45º - 75º west dipping approximately 50º to 85º to the north east. It cuts through limestone, diorite and skarn zones. It encloses several mineral deposits in the area including Los Rosarios, El Cármen, San Cayetano and San José.

The third regional structural system is oriented north-south and dips to the east from 45º top vertical. It is generally concordant with the stratification and it encloses mineral concentrations, such as San Marcos, Quebradillas and San Nicolas.

Exploration

La Parrilla was discovered in colonial times and developed from outcroppings by following mineralization along the structures until high grade ore shoots were discovered and depleted. Common practice in these districts’ development was to mine out high grade ores, for the most part, without exploration efforts.

The Company carried out geophysical investigations during the period of April to June, 2007 to confirm previous studies within the areas of Quebradillas, Sacramento, Las Vacas, and Santa Paula (formerly Los Perros). These investigations have confirmed the presence of Induced Polarization (“IP”) and Resistivity anomalies which may be further investigated by direct methods, such as drilling and underground access where possible.

This survey consisting of measuring electric resistivity and induced polarization was completed in the following areas:

  Sacramento A, including nine lines at 2,000 meters each.
  Sacramento B, including five lines at 1,000 meters each.
  San Nicolás, including seven lines at 1,000 meters each.
  Las Vacas, including ten lines at 1,200 meters each.
  Santa Paula (Los Perros), including four lines at 1,000 meters each.

The geophysical survey resulted in prospective anomalous zones showing high resistivity and high chargeability. Drill sites were recommended to further investigate the most outstanding anomalies.

Drilling

Drilling programs at La Parrilla have been limited by past operations, since the best exploration results have been obtained through underground development. However, FM Plata has obtained positive results by increasing drilling to define and evaluate new mineralized zones as well as to investigate continuity of ore shoots for development. The Company initiated a drilling program to explore the various areas of interest within La Parrilla in 2005. The drill program covered by the Current Technical Report, covering the entire period up to September 30, 2008, consisted of 310 diamond drill holes completed by the Company for a total drilled depth of 72,084 meters at an average depth of 233 meter per drill hole. The FM Plata drilling program was developed to investigate 13 areas within the mining district. In addition to this drill program an extensive underground development program commenced in 2004 and to September 30, 2008 consisted of 9,157 meters of which approximately 50% was mining exploration and 50% mine development to access and connect the different mines of La Rosa, Rosarios, San Marcos and Quebradillas.

Since the Current Technical Report, mining activities have continued and have required the continuation of ongoing drilling and development programs. Since September 30, 2008, an additional 1,905 metres have been drilled from underground. Furthermore, an additional 8,891 metres of underground development was completed to the end of December 31, 2009.

FM Plata’s drill hole database is compiled in electronic format, which contains collar, assay intervals, lithology, and assay information with gold/silver/lead/zinc values. Most of the holes are drilled at an angle to intersect vein or mineralized structures that generally dip at near vertical angles. Based on geologic interpretations, no apparent deviation has been detected in drill holes. FM Plata has established a surveying procedure which is performed during the drilling due to the fact that most of the holes are now longer than 150 meters. Deviation is defined with one survey reading at the bottom for holes of 150 meters in depth and two survey readings for holes longer than 150 meters; one reading at the middle and one reading at the bottom of the hole.

Logging is performed by the project geologist in each of the areas being investigated. The project geologist also determines the sample intervals. Trained assistants are in charge of core splitting and sampling as per the project geologist’s indications.

Mineralization

Mineralization at La Parrilla Silver Mine is a typical assemblage of metasomatic deposit and hydrothermal vein deposits with a high content of silver. These mineral assemblages have been affected by processes of oxidation and secondary enrichment. They mainly consist of pyrite, sphalerite, galena, some chalcopyrite, argentite and other silver sulfosalts associated with calcite and quartz as gangue minerals. Oxidation and secondary enrichment of these sulfides makes up the mineral concentrations in the upper parts of the deposits, which consist of sulfosalts (ceragyrite, pyrargyrite, stephanite) carbonates (cerussite, hydrozincite, hemimorphite), sulfates (anglesite, willemite), and iron oxides, hematite, limonite, etc. Silver mineralization occurs as argentite and native silver. Lead mineralization is present as carbonates (cerussite) and sulfates (anglesite) and other oxides.

The La Parrilla Silver Mine mineralization occurs along a vertical range of about 600 meters in vertical extension (2,300 meters to 1,700 meters above sea level). This extension is known through underground development and drill holes and it is still open to depth. Known longitudinal extensions vary from about 1,200 meters at the Los Rosarios system, 500 meters at the San Marcos vein system, and about 400 meters at the Quebradillas area; however, some of these systems may be continuous, such as Los Rosarios System and San Marcos.

First Majestic has delineated an area of approximately 200 meters by 200 meters for possible open pit mining. Preliminary estimates based on 33 drill holes with a total depth of 2,905 meters has indicated 3.3 metric tonnes at an average grade of 100 gram per tonne Ag in oxides mineralization.

Sampling and Analysis

(a) Sample Preparation

Exploration, mine development, production, and plant samples are sent to First Majestic’s on-site laboratory for chemical analysis of silver/gold/lead/zinc and copper. Silver and gold assays are carried out by fire assaying methods, while the rest of the elements are assayed by atomic absorption.

A typical channel sample received by the laboratory, weighing approximately four kilograms, is passed through a jaw crusher to reduce it to a 1.3 -centimeter (1/2”) size. A 500 gram split is taken and passed through gyratory or disk crushers to reduce it to a 10-mesh (1/8”) size. A 200 to 300 gram split is taken and placed in a drying oven at 120 degrees Celsius. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to grind the rock to minus 100 mesh. The resulting pulp is homogenized and ten grams taken for fire assay analysis of silver and gold for geology samples and for concentrates; 20 grams are taken for head samples; and one gram is required for precipitate samples.

The ten gram pulps are placed in fusion crucibles and placed into an electric furnace for fusion into lead buttons. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The microbalance used has a sensitivity of + 1 per 10,000 (equivalent to an actual grade of +0.1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance.

(b) Check Assaying

To evaluate sample quality control, First Majestic performs periodic check analyses on samples. For the period to September 30, 2008, First Majestic sent 119 samples to BSI Inspectorate Laboratories, an independent commercial laboratory in Reno, Nevada for duplicate analysis. All core samples are sent to the BSI Inspectorate lab for assaying; therefore, the assay check was also performed by the same lab.

No gold assays are performed at First Majestic’s lab. The correlation for silver assays of core samples is excellent at 99 percent while the pulp duplicates correlation is acceptable at 91 percent. The correlation for assays of lead is 97 percent and 81 percent respectively. The correlation for zinc assays is 97 percent for duplicate samples and 40 percent for pulp sample duplicates. The poor correlation for zinc pulp samples is probably due to presence of oxidizes within the mineralization. The range of silver values is from 0 to 1,137 grams per tonne, with an average grade of 119 gram per tonne, while the range for lead is 0 to 22 percent with an average of 2.44 percent and for zinc is 0 to 19 percent with an average grade of 4.12 percent.

Channel sample checks are performed by analyzing random sample pulps at the La Parrilla lab with assay checking by the SGS de México lab at Durango. The assays include silver, lead and zinc.

(c) Security of Samples and Data Verification

The Company’s quality control procedure consists of sending mine samples and/or pulps to an outside laboratory, usually BSI-Inspectorate Labs in Reno, Nevada. Samples of concentrates are regularly sent to Peñoles for check assays. The laboratory duplicates pulp assays at one sample for every 20. Drill samples are duplicated as one sample for every twenty regular samples. The standard samples are analyzed at the SGS Laboratory located in Durango, Mexico.

Mineral Resource and Mineral Reserve Estimate

The La Parrilla mine has estimated mineable reserves for the following deposits:

  La Rosa
  Rosarios
  La Blanca
  San Marcos
  Quebradillas

The total “in situ” diluted proven and probable reserves at a minimum mining width of two meters, is 0.50 million tonnes of oxides and sulfides averaging 295 grams per tonne silver, 1.40 percent lead and 1.01 percent zinc, for a total of 4.8 million contained ounces of silver only; or 5.2 million ounces of silver equivalent with gold and lead credits.

The proven ore category has been projected up to 20 meters from the drift sample data, while the probable ore category is projected another 20 meters beyond the proven ore. Resource calculations at La Parrilla are based on projections of the mineralized zones in the underground mine workings 20 meters beyond the areas of reserves for the measured resources, and another 20 meters beyond the boundaries of the measured resources for the blocks of indicated resources. Inferred resources are estimated by projecting up to 50 meters beyond the indicated resource block boundaries along mineralized structures, and another 20 meters beyond the blocks’ width. La Parrilla mineral resource estimates were applied mostly to diamond drilling intercepts, as well as to some adjacent blocks from the estimated reserves. The grade for these blocks is determined from the grade estimated for the drill hole intercepted grade and from the adjacent reserve blocks, and sampling in mine workings and drill holes located within the block area.

Table 1 presents a summary of the La Parrilla Proven and Probable Reserves and Measured and Indicated Resources, as at September 30, 2008 in addition to Inferred Resources at the bottom of the table, all as reported in the Current Technical Report. No further external Resource or Reserve estimates have been conducted since such date. It should be noted that since the cutoff date of September 30, 2008, 344,313 tonnes grading 214 grams per tonne Ag have been mined from the La Parrilla’s various deposits of which 246,106 tonnes where mined from the Reserves and 98,207 tonnes where mined from areas that were not included in any previous NI 43-101 estimates.

TABLE 1
La Parrilla Silver Mine

Mineral Reserves and Resources as of September 30, 2008

CATEGORY	Mineralization	Metric	Width	Au	Ag	Pb	Zn	Contained Metal
	Type	Tonnes	Meters	g/tonne	g/tonne	%	%	Ag (only) oz	Ag eq oz
MINERAL RESERVES
Total Proven	Oxides	127,778	3.09		301			1,235,695	1,260,344
Total Proven	Sulfides	160,690	2.72		302	1.36	0.93	1,561,792	1,804,608
PROVEN	Oxides plus Sulfides	288,468	2.88		302	1.36	0.93	2,797,487	3,064,952
Total Probable	Oxides	112,391	3.11		283			1,023,170	1,044,851
Total Probable	Sulfides	104,669	2.78		291	1.45	1.12	978,988	1,137,152
PROBABLE	Oxides plus Sulfides	217,060	2.95		287	1.45	1.12	2,002,158	2,182,002

PROVEN PLUS PROBABLE	Oxides plus Sulfides	505,528	2.91		295	1.40	1.01	4,799,645	5,246,954

MINERAL RESOURCES
Total Measured	Oxides	554,630	4.42	0.15	320			5,702,839	5,809,830
Total Measured	Sulfides	1,640,818	6.58	0.08	245	2.59	4.54	12,934,778	16,996,798
MEASURED	Oxides plus Sulfides	2,195,448	6.04	0.10	264	2.59	4.54	18,637,618	22,806,628
Total Indicated	Oxides	428,445	3.06	0.22	298			4,107,289	4,189,938
Total Indicated	Sulfides	433,043	4.59	0.05	192	3.46	6.07	2,678,396	3,750,441
INDICATED	Oxides plus Sulfides	861,488	3.83	0.13	245	3.46	6.07	6,785,685	7,940,379

MEASURED PLUS INDICATED (8)	Oxides plus Sulfides	3,100,000	5.41	0.11	255	2.84	4.97	25,400,000	30,700,000

INFERRED RESOURCES
Total Inferred (6)	Oxides	4,600,000	3.37	0.03	162	0.01	0.00	23,900,000	24,800,000
Total Inferred	Sulfides	3,400,000	4.86	0.12	179	2.05	3.51	20,000,000	28,000,000
INFERRED RESOURCES (8)	Oxides plus Sulfides	8,000,000	4.00	0.07	169	0.87	1.49	43,900,000	52,800,000

(1)	Estimates based on Minimum Mining Width >2.00m. No mine recovery included.
(2)	Silver equivalent based on sales. Prices used for evaluation: Ag - $12/oz; Au - $708/oz; Pb - $0.75/lb; Zn - $0.75/lb.
(3)	Oxides Ag equivalent includes gold credit based on FMPlata sales. Au Credit = 6 g/tonne Ag.
(4)	Sulfides Ag equivalent includes Pb credit = 47 g/tonne Ag. Zinc is considered at 70% met. recovery = 30 g/tonne Ag.
(5)	Cut-Off Grade estimated as 184 g/tonne Ag net of Au credit in oxide ores; and 246 g/tonne Ag net of Pb credit in sulfide ores. Zinc not considered in COG estimates.
(6)	Preliminary Quebradillas Block Model estimate at COG>50 g/tonne Ag.
(7)	Reserves and resources in this report are exclusive of each other.
(8)	Rounded figures.

Since the date of the mineral Reserve and Resource estimate contained in Table 1, approximately 2,003,057 ounces of silver equivalent have been extracted from the La Parrilla Silver Mine of which 473,562 came out of the current delineated Reserves/Resources.

Mining Operations

The Company operates three mines in La Parrilla area: the La Rosa/Rosario/La Blanca, the San Marcos, and Quebradillas operations. All are separate mines within an area of about 10 square kilometres. The production from the mines during 2009 was approximately 277,917 tonnes at an average grade of 214 grams per tonne silver. This production includes about 46,797 tonnes of ore extracted from development workings. Oxide ore mined was about 146,979 tonnes, while sulphide ore mined was about 130,938 tonnes. Silver production for 2009 was 1,643,206 equivalent ounces of silver. The Company’s five year plan requires improvements in production rates, ore head grades and mill recoveries to achieve up to 1.94 million ounces of silver equivalent annually. Production for the period of October 1st 2008 to December 31, 2009 was 2,003,057 ounces of silver equivalents.

Mining is semi-mechanized with trackless loading and hauling. Some drilling is done with a two boom and one boom electro-hydraulic drill jumbo, but most development and production drilling is accomplished with hand-held jackleg drills. The principal stoping method for the near-vertical veins of La Parrilla is overhand cut and fill, with backfill mainly obtained from development waste. However, the operators are currently experimenting with long-hole open stoping. Drifting and ramping is all trackless, and at times old drifts and other workings that are used in the modern La Parrilla operations are slashed out to accommodate the trackless equipment. Raising is mainly done conventionally as “bald-headed raises,” but some major raises, ventilation, ore-passes, etc, are done with contracted raise boring equipment.

The mines are dry and very little water handling is required. Ventilation is primarily by natural flow, and the operators are in the process of boring exhaust ventilation raises for the mines. Compressed air is provided from surface compressor stations in all three operations.

The ore processing plant at La Parrilla was extensively expanded and modified in 2006 and now processes both oxide and sulphide ores in two separate parallel circuits. In addition to the plant, power and water supply systems that were upgraded, a new tailing containment area with 10 years of life was built in 2006. Since September 30, 2008 additional improvements were made at the La Parrilla mill which consisted of the addition of new filter presses at the Merrill Crow circuit, also an additional leaching tank was added in the cyanidation circuit resulting in a 2- 3 % increase in silver recoveries. In the Flotation circuit a change in the flow sheet was executed which resulted in increasing the recoveries in the lead concentrate for both silver and lead to the 80% range. As a result of these improvements the total capacity of the mill is now 850 tonnes per day. The oxide circuit has a process capacity of 425 tonnes per day of which during 2009 an average of 445 tonnes per day were processed containing 196 grams per tonne of silver. The oxide circuit recoveries for 2009 were 65% of the contained silver. The sulphide circuit has a 425 tonnes per day capacity of which during 2009 an average of 397 tonnes per day were processed containing 235 grams per tonne silver and 1.9 percent lead. The recoveries were 77.5% for the silver and 75% for the lead which resulted in a concentrate containing an average of 4.51 kilograms per tonne silver and 34.74% lead.

The mine operations are contracted to outside contractors, and surface ore and waste haulage is also contracted. The administration, beneficiation plant and ancillary functions are all conducted by Company personnel. The total personnel on site at the end of December, 2009 totalled 413 people of which 290 were contractors. The overall efficiencies achieved to date in 2009 were about .9 tonnes per man-shift.

San Martín Silver Mine, México

Certain of the information in this section is based on the technical report entitled “Technical Report for the San Martín Silver Mine, State of Jalisco, México” prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of PAH dated January 15, 2009, as amended and restated on February 26, 2009 (in this section, the “Current Technical Report”) and has been updated as necessary. The Current Technical Report has been filed with securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Current Technical Report which is available for review on SEDAR located at www.sedar.com.

Project Description and Location

The San Martín Silver Mine consists of a predominantly silver mine and processing plant located near the town of San Martin de Bolaños in Jalisco State, Mexico. The mine is wholly owned operated by First Majestic through Minera El Pilón, S.A. de C.V. (“El Pilón”), a wholly-owned indirect subsidiary of the Company through its Mexican holding company, Corporación First Majestic, S.A. de C.V.

El Pilón holds 31 contiguous mining concessions in the San Martín mining district that cover mineral rights for 7,840.6 hectares. These include 31 mining concessions with exploitation rights. Mineral rights for the earliest titled concessions are due in the year 2035, and most other claims have expiration dates in the 2050s; these however, may be renewed for another 50 years. No royalties or any other encumbrances are due on any of the San Martin mining concessions.

The surface rights to the San Martín Silver Mine are mostly owned by El Pilón. A portion of the access roads to the mine are located on land owned by private owners. El Pilón has negotiated surface rights agreements with some individual owners for parts of the access road.

Accessibility, Climate, Local Resources and Physiography

The San Martín mine is located at the coordinates 21° 45’ north latitude, and 103° 45’ west longitude, in the Bolaños river valley. Climate in this area is generally warm and semi-wet with rain in the summer season. Annual freezing temperatures in the region are recorded mostly during the month of February, from 0 to 20 days, while hail occurs during the rainy season for less than five days per year.

Climate and topographical conditions in the San Martín de Bolaños area support farming and cattle by the river valley; however, in the surrounding areas, only sparse to moderately dense desert vegetation of bushes and shrubs cover the hill slopes. The mine area is within a transition zone that changes from desert grasses in the lower elevations to evergreens, pines and oaks and other types of trees at higher elevations.

The San Martín operation is 150 kilometres by air or 250 kilometres by paved road north from Guadalajara. Driving time is four to five hours and flying time is about 45 minutes by charter plane. The town of San Martín de Bolaños constitutes the commercial center for the immediately surrounding region. Major facilities, including international airports, are located in the cities of Guadalajara, Zacatecas and Aguascalientes.

The municipality of San Martín de Bolaños has approximately 3,000 people. The town is connected to the national power grid and it has standard telephone lines and satellite communications. Water for the town inhabitants’ consumption is pumped from wells. Most of the people living in the area depend on small scale farming, raising livestock, and growing fruit.

The San Martín mine is connected to the national power grid through a substation located about 20 kilometres to the north at the Bolaños mine. Power is supplied by the grid at 33 kva and 60 cycle. Two 1,000-volt transformers supply power to the plant. Diesel generators are located at the plant for emergency and stand-by power in case of power interruptions. Air compressors are located at the plant to supply low-pressure air to the leach tanks. The water source for the processing plant is the Bolaños River, which supplies a permanent flow. Mine and plant installations, including camp facilities, tailings storage and waste disposal areas required for the mining and milling operation of San Martín, are located on land owned by El Pilón.

The infrastructure on-site includes the support facilities for the operations, which are located near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, cafeteria and other employee housing.

History

In 1981, Mr. Héctor Dávila Santos purchased the San Martín property, developed the mine, constructed the process plant, and then began production in 1983. In 1997 First Silver Reserve, Inc. (“FSR”) by way of reverse takeover, acquired all the shares of El Pilón, owner and operator of the San Martín Silver Mine.

In April 2006 the Company entered into an irrevocable share purchase agreement to acquire a majority share interest of FSR from Mr. Dávila Santos. The Company took control of FSR and the San Martin mine in June 2006 and subsequently acquired the remaining shares of FSR pursuant to a business combination which closed on September 14, 2006. Please see the section entitled “General Development of the Business” for further information.

Geology and Mineralization

The project area lies in the southern part of the Sierra Madre Occidental, an extensive volcanic terrain starting near the United States-Mexican border and trending southeast into the states of Zacatecas and Jalisco. The terrain is characterized by Tertiary age volcanic rocks that have been divided into a lower andesitic sequence of early Tertiary age (40 to 70 million years) and an upper rhyolitic sequence of middle Tertiary age (20 to 40 million years). In the project region, the stratigraphy is represented by a thick sequence of upper volcanics consisting of approximately 1,000 meters of alternating ash-flow tuffs and lava flows. The composition of these rocks is predominantly rhyolitic with lesser amounts of andesite and rare occurrences of basalts. Volcanism, structural development and mineralization in the San Martín area occurred during late Miocene, resulting in a complex geologic framework. Two distinct features have been recognized by different authors, the pre and post mineralization rock formations, and the indicator Guásima Formation.

Exploration

At San Martin, exploration programs have been primarily based on direct development workings and complemented with limited drilling. This allows for mine preparation at the same time as the exploration advances along the mineralized structures. Topographic characteristics in the mine area do not permit easy drilling from surface access due to the vein’s strike and dip into the mountain range. However, in recent years, and particularly since 2002, a more extensive program has been carried out consisting of exploration based on diamond drilling, both from underground accesses and surface sites.

As at the cut-off date of the Current Technical Report, being September 30, 2008, drilling totalled 570 diamond drill holes for a total depth of 61,132 meters, at an average depth per hole of about 107.3 meters. All of the drill core has been kept after logging and sampling. Since the cut-off date and up to December 31, 2009, drilling has continued to assist in ongoing mining activities and has included a total of 3,799 metres over 80 holes, all of which were drilled from underground.

For 2007 and 2008, a program of exploration based on direct underground exploration/development and diamond drilling was executed at an estimated cost of about $5,000,000. This program is an on-going effort, and included approximately 19,600 meters of diamond drilling, and 3,900 meters of crosscuts and drifts. The results of the program upgraded resources to reserves and opened other areas for further exploration and development, such as the Cymoid zone of the Zuloaga vein at the La Escondida mine Level 5900, at the Ballenas mine Level 5550, at the La Blanca vein Stope 5735 and at the San Pablo Stope 5920, where sampling and development works have shown high grade silver mineralization. First Majestic’s geological staff at San Martin includes 4 active and experienced geologists and other Company geologists active throughout First Majestic’s other operations within Mexico with full support from management, to carry out and supervise the exploration efforts in addition to 19 samplers and contractors for field work. A total of 25,224 metres of underground development has occurred at San Martin between the acquisition completion date of September 14, 2006 and December 31, 2009. This ongoing development program has been focused on the Cangrejos, San Pedro, Ballenas and Escondida levels on the Zuloaga and Rosarios/Condesa veins

Drilling

The San Martin drill program from January 1, 2007 to September 30, 2008 (the period covered by the Current Technical Report) included 127 drill holes with a total depth of 19,619 meters of core, in addition, about 3,906 meters of underground development for drill sites and access preparations. Estimated cost for this program was $4.9 million. Since this cut-off date 80 holes covering a total of 3,799 metres were drilled with the intent of defining new economic mining areas and new adjacent mineralized zones in the Zuloaga vein.

Even though exploration activities at San Martin were reduced due to the present market environment, an underground drilling program continued in 2009. This program consisted of 69 drill holes with 2,380 metres being drilled, which were focused on investigating deep targets and parallel veins to the Zuloaga vein. The total estimated cost for the exploration program was about $2.50 million. This program has detected parallel veins to the Zuloaga vein (San Pedro Type) which may warrant further investigation.

The current underground drilling at San Martín is carried out with Company owned equipment. This includes electric powered drilling machines for underground operations, such as a Diamec 232, a CP 55, and a LY 38. Long Year 38 and 44 are utilized to core drill from surface access. Deep drilling is normally assigned to independent contractors.

Core drilling is incorporated in the regular mining operations to test the vertical vein projections and both walls for mine planning as well as for geologic investigations. First Majestic’s geology staff reports core recoveries of about 90 percent with exceptions in brecciated rock where it may drop to 50 percent. Core diameter used at San Martín is generally BQ (36 mm) for underground drill holes and NQ diameter for surface drilling. The core is then logged by the geology staff and sampled.

Sampling and Analysis

San Martin’s current sampling team consists of four sampling crews with three employees each. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory. Core samples are taken at the camp facilities after the core logging has been completed.

Exploration sampling for reserve delineation in the San Martín mine is conducted by drifting along the mineralized zone so that channel samples can be taken and diamond drilling can be conducted. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structure, across the back of the drift. Sampling crews take channel samples at irregular intervals, typically with one sample every 2 to 3.5 meters along new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles.

Channel samples consist of shallow chips broken off the back of the drift. A channel “line” typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the structural zone. Each sample weighs approximately 4 kilograms. Locally, the drift is completely enclosed by the structural zone and the full thickness of the vein is not sampled.

Core drilling is conducted locally to test the upward and downward projections of the structural zone at a distance from the drifts. Core samples are BQ size, 36 millimetres in diameter, and holes are of generally good recovery (90 percent), with the remaining ground having modest recovery (50 to 60 percent). Drill-hole data are locally included in the reserve calculations, but given the relatively small size of the core sample, it is conservatively applied. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

Channel, exploration, mine development and production, and plant samples are sent to San Martin’s onsite laboratory for chemical analysis of silver and gold. In more recent years additional analyses by atomic absorption for lead and zinc in geology samples have become routine. A typical channel sample received by the laboratory, weighing approximately 4 kilograms, is passed through a jaw crusher to reduce it to a 1.3 -centimetre (1/2”) size. A 500-gram split is taken and passed through a gyratory crusher to reduce it to a 10-mesh (1/8”) size. A 200 to 300 gram split is taken and placed in a drying oven at 150°C. After drying, the material is put into two pulverizers, one disk pulverizer and one ring pulverizer, to control the metallic minerals, and to ground the rock to minus 100 mesh. The resulting pulp is homogenized and 10 grams taken for fire assay analysis of silver and gold for geology samples and concentrates; 20 grams for head samples and 1 gram for precipitate samples.

The 10-gram pulps are placed in fusion crucibles and placed into a diesel-fired furnace for fusion into a lead button. The diesel furnace does not have any temperature control and as a result temperatures fluctuate to a certain extent. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The final gold bead weight is the gold content, while the difference in weight is the silver content for the samples. The microbalance used has a sensitivity of +1 milligram (equivalent to an actual grade of +1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance.

To evaluate sample quality control, First Majestic performs periodic check analyses on samples. Since 2004, 10 to 30 samples have been sent each month to Chemex Laboratories, to SGS Laboratory, to Met Mex Peñoles laboratory, and to Laboratorio Industrial Metalúrgica Herrera, for duplicate samples and duplicate pulp samples analysis.

PAH reviewed assays of duplicated samples from 2007 and 2008 sent to SGS Laboratory and Chemex Laboratories in connection with the preparation of the Current Technical Report. The samples mineral content range includes assays that vary from 3 to 3,870 grams per tonne Ag. Average correlation of the results is 92 percent for the duplicate samples silver assays within a broad range, while the pulp duplicates show results close to 100 percent. High discrepancies occur in the gold assays. PAH reported that the reproducibility of silver grades is acceptable and somewhat conservative, considering that the reported values from the San Martin laboratory tend to be lower, but within acceptable industry practices. Gold assays present high variations. Because the gold beads are so small, the assayer is forced to estimate the bead weight in the measurement gold grades in the tenths of a gram per tonne range. PAH reported that that the reproducibility of gold grades is reasonable, with some of the variability between sample pairs due to the relatively small quantity of pulp (10 grams) used for the assays. Since the gold values are not used in the determination of the reserve block delineation and stope layouts, PAH concluded this was not a significant issue.

Mineral Resource and Mineral Reserve Estimates

First Majestic uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineable reserves.

Table 2 shows a summary of mineral reserves and resources for the San Martín Silver Mine to September 30, 2008. No further external resource estimates have been conducted since this cut-off date. It should be noted that since the cutoff date, 361,110 tonnes have been mined from the San Martin of which 77,915 tonnes were mined from the Reserves and 283,195 tonnes where mined from areas that were not included in any previous NI 43-101 estimates.

TABLE 2 - San Martín Silver Mine

Mineral Reserves and Resources as of September 30, 2008

CATEGORY	Mineralization	Metric	Width	Ag	Pb	Zn	METAL CONTAINED
Proven Reserves	Type	Tonnes	m	g/tonne	%	%	Silver (Only) oz.	Siver eq. oz.
SUBTOTAL - 1	Oxides	527,373	2.72	273			4,636,211	4,805,765
Probable Reserves
SUBTOTAL - 2	Oxides	243,091	2.56	276			2,154,571	2,232,727
Proven and Probable Reserves							6,790,782
TOTAL	Oxides	770,464	2.67	274			6,790,782	7,038,492
Mineral Resources
Measured Resources
SUBTOTAL - 3	Oxides	122,404	4.95	233			915,774	955,128
SUBTOTAL - 4	Sulfides	415,771	3.23	97	0.87	2.07	1,292,213	1,292,213
Indicated Resources
SUBTOTAL - 5	Oxides	294,361	4.49	288			2,729,201	2,823,840
SUBTOTAL - 6	Sulfides	670,684	4.95	116	0.94	1.64	2,498,639	2,498,639
Measured and Indicated Resources
TOTAL	Oxides plus Sulfides	1,503,220	4.38	154	0.91	1.80	7,435,827	7,569,820
Proven and Probable Reserves plus Measured and Indicated Resources.
TOTAL RESERVES AND RESOURCES	Oxides plus Sulfides	2,273,684	3.80	195	0.91	1.80	14,226,609	14,608,312

(1)	Estimated Reserves are exclusive of Resources.
(2)	Cut-Off estimates as 146 g/tonne Ag for mined oxides, and 87 g/tonne Ag for dump recovered oxides; Ageq=Au/Pb credits = 10g/tonne Ag.
(3)	Metal prices at $708/oz-Au, $12.00/oz-Ag, $0.75/lb-Pb, $0.50/lb-Zn.
(4)	Mine dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(5)	Base metals, Lead and Zinc are not recovered due to low market prices.

Inferred Resources
Inferred Resources
TOTAL (6)	Oxides plus Sulfides	8,200,000	5.34	185	1.40	1.60	48,900,000	50,000,000

(1)	Estimated Reserves are exclusive of Resources.
(2)	Inferred Resources are speculative in nature and may not become Reserves.
(3)	Metal prices at $708/oz-Au, $12.00/oz-Ag, $0.75/lb-Pb, $0.50/lb-Zn.
(4)	Mine dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(5)	Base metals, Lead and Zinc are not recovered due to low market prices.
(6)	Rounded figures.

The resource calculations contained in Table 2 are based on projections of the mineralized zones of 50 metres beyond the areas of the reserves for the measured resources, and another 50 metres beyond the boundaries of the measured resources for the blocks of indicated resources. The grade for these blocks is determined from the grade estimated for the adjacent reserve blocks, and sampling in mine workings and drill holes located within the block area.

The Company’s estimated resource blocks do not include the estimated reserve blocks since these have been projected at distances that are adjacent and beyond the reserve blocks boundaries. Mineral resources do not include development details for underground mine accessibility and mine planning.

Since the date of the mineral Reserve and Resource estimate contained in Table 2 to December 31, 2009, approximately 1,459,551 ounces of silver equivalent (including gold & lead) have been extracted from the San Martin Silver Mine of which 297,326 was depleted from the Reserves/Resources set in Table 2.

Mining Operations

The San Martín Silver Mine includes underground operations that have opened six main drifts with levels at an approximate 35-meter vertical separation. Each one of the drifts has been developed to a maximum extension of approximately 3,000 meters, with interconnecting ramps between levels, and all have surface access to the Cerro Colorado hillside. Since 1983, when El Pilón initiated operations in the area, to September 2008, over 4.3 million tonnes of silver ore have been extracted and processed, for sales of approximately 33.6 million ounces of silver, including some gold and lead. Since this cut-off date, to December 31st, 2009, an additional 361,110 tonnes of ore have been mined with an average grade of 151 grams per tonne Ag, 0.19 grams per tonne Au and 0.08 % Pb, resulting in 1,311,736 ounces of silver being produced, 2,126 ounces of gold and 4,463 pounds of lead.

The mine has been developed on the Zuloaga vein, which has by far been the most extensively developed vein in the district, having accounted for about one-half of the silver production in the district. The mining operation on the Zuloaga vein consists of six main levels and partial development in another three levels (Pinolea, San Carlos, La Escondida) spanning a vertical interval of approximately 350 meters. Main access levels are San José, Santa María, Ballenas, Cangrejos, San Pablo, San Juan and San Carlos, all with access from surface adits and various interconnecting ramps, from elevations of 1080 to 1600 meters above sea level. Production also occurs from the La Blanca vein, a vertical split off the Zuloaga vein. The Zuloaga vein occurs along an east-west trending normal fault zone that dips an average 75 degrees to the north, with the hanging wall of the fault down-dropped 100 to 200 meters relative to the footwall.

Mine production has come from stopes located on La Escondida, San José, Ballenas, Congrejos, San Pablo, San Juan, Santa Elena, and San Carlos levels. Underground drilling is performed using jackleg drills, and blasting is accomplished with ANFO explosives. Opening sizes are driven at 4.0 metres by 3.5 metres. Ramp inclinations are generally limited to about 12 percent. Typically, the total advance for drifting, ramping and raising is about 550 metres per month. The average productivity in headings is 0.7 metres per man shift, which is in the normal range for this type of development

Mechanized, cut and fill stopes account for 100 percent of production, and these are developed either directly on the vein or by first driving a drift on the vein and then driving a parallel drift about 8 metres away, leaving a pillar between the drifts. Crosscuts are then driven about every 10 metres from the parallel drift through the pillar to the vein for ore extraction. Raises are driven as needed to provide access, services and ventilation. During the last two quarters of 2009 a long hole drill was operating to recover some ore that was left in pillars and is expected to become a main producing tool with the objective to increase productivity. A test stope has been operating with good results on productivity and dilution during that period.

Underground loading and haulage is performed with 2 cy, 3 cy and 5 cy Load-Haul-Dump machines (scooptrams) and 10 to 13 tonne-capacity trucks. Ore is trammed to the surface and stockpiled at surface dump sites. On the surface, the ore is loaded from stockpiles into 22-tonne trucks and transported to the mill some 13 kilometres away over a gravel road. The ore haulage from the mine to the mill is performed by a contractor.

The San Martín processing plant has been in operation since 1983 at an increasing capacity that reached 750 tonnes per day in 2008. Since September 30, 2008, several improvements have been made at the mill in order to improve efficiencies, costs and throughput. These changes included; rebuilding of leaching tanks, replacing electric motors, rehabilitating crushers, and the installation of a new thickener. These changes have resulted in increasing the current mill throughput to 950 tonnes per day. Silver ore is processed by conventional cyanidation, using agitation in tanks, counter-current decantation (CCD) thickening, and precipitation of the dissolved silver and gold by cementation with zinc dust in the Merrill-Crow process. The precipitate is then smelted to produce silver doré for shipment to commercial refineries. In addition to the cyanidation system, the plant can produce a gravity concentrate; however this flotation circuit is presently in care and maintenance pending further capital investment and improved and sustained prices of lead and zinc. The average daily throughput in 2009 was 885 tonnes per day all of which was through the cyanidation circuit for the production of silver doré.

Production for 2009 amounted to 291,339 tonnes grading 157 grams per tonne Ag and 0.23 grams per tonne Au resulting in total silver production of 1,112,698 ounces plus 2,020 ounces of gold production. 64,514 tonnes of ore came out of the current delineated Reserve/Resource while 226,715 tonnes where mined from areas that were not included in any previous delineated estimates.

Since September 30, 2008, the average grades have improved from 151 grams per tonne Ag to the current 180 grams per tonne Ag. The average head grade at the mill for 2009 was 157 grams per tonne while the average grade for the entire period of October 1, 2008 to December 31, 2009 was 151 grams per tonne Ag. Gold values had been uniform in the range of 0.2 grams per tonne.

La Encantada Silver Mine, Mexico

Unless otherwise stated, the information on the La Encantada Silver Mine is based on the technical report entitled “Technical Report for the Encantada Silver Mine, Coahuila State, México” prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of PAH and dated January 12, 2009, as amended and restated on February 26, 2009 (in this section, the “Current Technical Report”) and has been updated as necessary. Mr. Addison and Mr. Lopez are independent Qualified Persons for the purposes of NI 43-101. The Current Technical Report has been filed with securities regulatory authorities in each province of Canada. Portions of the following information are based in assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Current Technical Report which is available for review on SEDAR located at www.sedar.com.

Project Description and Location

La Encantada Silver Mine is an underground producing silver mine and processing facility located in the state of Coahuila, Mexico. The mine is wholly owned and operated by Minera La Encantada, S.A. de C.V. (“Minera La Encantada”), a wholly-owned indirect subsidiary of the Company through its Mexican holding company, Corporación First Majestic, S.A. de C.V.. La Encantada Mine consists of two main silver / lead underground mines, the La Encantada and the El Plomo mines which have been consolidated into one operation and an industrial complex that includes a flotation ore processing plant, water wells and pipeline, air strip, and housing facilities in the municipality of Ocampo, Coahuila State, México.

La Encantada consists of 22 mining concessions, which provide mineral rights over an area of 4,026 hectares (9,950 acres). Mineral rights expire for the earliest titled concessions in the year 2015 (Encantada claim), and most other claims have expiration dates to the year 2050; these however, may be renewed for another 50 years. First Majestic has purchased the land surface rights under expropriation procedures from Ejido Tenochtitlán, where the camp, water wells, mine and plant installations are located to better manage the property.

Accessibility, Climate, Local Resources and Physiography

La Encantada Silver Mine is located within an isolated mining district in the north western portion of the State of Coahuila. It is located in the municipality of Ocampo, approximately 120 kilometres from the city of Múzquiz and approximately 120 kilometres from the city of Ocampo, Coahuila.

Access to the mine is primarily by charter airplane from the city of Durango (about 2:15 hours flying time), or from city of Torreón (about 1:15 hours flying time). The Company operates a private airstrip at the Encantada mine. The airstrip is paved, 1,200 meters long by 17 meters wide and located at 1,300 meters above sea level.

Driving time from the city of Múzquiz is approximately 2.5 hours and about four to five hours from the city of Ocampo. A new highway is under construction which is expected to provide easier access to La Encantada from major population centers.

La Encantada’s remote location has required the construction of substantial infrastructure, which has been developed during a long period of active operation by the mine’s previous owners, Peñoles and Minera Los Angeles. La Encantada housing consists of 180 houses for employees, and an office, warehouses, club, restaurants, guest house, church, hospital, an airstrip and other community facilities.

Power supply to the camp is diesel generated and provided by First Majestic. Potable water supply is also provided by First Majestic. First Majestic has installed a satellite system with internet communications that include two telephone lines. Hand held radios are carried by all supervisors, managers and all vehicle operators for ground level communications. Most of the supplies and labour required for the operation are brought in from the city of Múzquiz, Coahuila.

La Encantada is located in the northern part of the Sierra Madre Oriental, within the Bravo-Conchos region. This physiographic province presents elevations that vary, in the lower parts from 1,000 meters to 1,800 meters above sea level, while mountain ranges in the area present elevations that may reach over 3,500 meters above sea level. These are generally oriented in a north-west direction. Surface rains are estimated to be only 10 millimetres to 20 millimetres per year.

History

Exploration activities in La Encantada area were initiated in 1956 by the Mexican company Compañía Minera Los Angeles, S.A. de C.V. The San José, Guadalupe, La Escondida and San Francisco deposits located to the north of the La Escondida breccia pipe deposit were discovered and developed from the period of 1956 to 1963. In 1963 the La Prieta deposit was discovered within the area. In 1967 Peñoles and Tormex established a joint venture partnership (Minera La Encantada) to acquire and develop La Encantada project. In July 2004 Peñoles awarded a contract to operate La Encantada mine, processing plant, and all included installed facilities to a junior company, Desmín, S.A. de C.V (“Desmin”). Desmín operated the mine and processing plant at a 25 percent capacity until November 1, 2006 when First Majestic purchased all of the outstanding shares of Desmín. Subsequently First Majestic reached an agreement to acquire all of the outstanding shares of Minera La Encantada from Peñoles. The terms of the agreement between First Majestic and Peñoles had included royalty payments to Peñoles of up to 11 percent on the net smelter return, except for production from the concessions of San Javier and Las Rositas. In 2007, First Majestic purchased these royalty rights from Peñoles. First Majestic is now the sole owner of La Encantada Silver Mine and all its assets, including mineral rights, surface rights position, water rights, processing plant and ancillary facilities.

Geological Setting

La Encantada mining district consists of skarn deposits with concentrations of silver, lead, iron and zinc in oxidized mineralization enclosed by calcareous sedimentary formations of Cretaceous age. These mineral concentrations present variable morphology from vein and bedded deposits, that generally occur in the upper part of the sedimentary sequence, to breccia pipe deposits (mineralized chimneys), bedded and stockwork areas in the intermediate zone, and metasomatic deposits with hornfels and skarn in bedded and stockwork zones in the lower portion of the sequence near granodiorite to diorite composition intrusive stocks.

(a) Regional Geology

La Encantada mining district is located within the Sierra Madre Oriental. It is located in the eastern flank on a regional anticline. This consists of a complex, folded and predominantly NW-SE faulted sequence of Mezozoic calcareous rocks. The sedimentary rocks comprise limestone, dolomites and argillaceous rocks that range in age from the upper part of Lower Cretaceous to the upper part of Upper Cretaceous age. These rocks are enclosed by the sedimentary formations of Cupido (oldest), La Peña, Aurora, Cuesta del Cura, Georgetown, Del Río and Buda.

This sedimentary sequence was affected by intrusive stocks of dioritic to granodioritic composition, which branched out into the calcareous formations as dikes, sills and stocks. Metamorphic rocks were then created by the associated alteration, such as marble, skarn and hornfels.

Cupido Formation (Hauterivian to Barremian, Lower Cretaceous age) has been identified in the lower parts of La Encantada mine, at the underground level 535, as well as in some drill hole intercepts adjoining the La Morena deposit. Its upper contact is gradational into the La Peña Formation. The Cupido Formation hosts sulfide mineralization in other regions in Coahuila State, such as Lampazos and Ocampo, as appears to be the case in the lower parts of La Encantada mine.

La Peña Formation (Aptian – Lower Albian, Lower to Middle Cretaceous age) consists of a 60 meters thick sequence of calcareous shales intercalated with thin bedded limestones and dolomites. At La Encantada it occurs as a thin bedded sequence of black and carbonaceous shales which appear to have been deposited in a reducing environment. La Peña formation appears to have acted as a seal for mineralizing fluids.

Aurora Formation (Lower to Middle Albian, Lower Cretaceous age) hosts most of the mineral concentrations at La Encantada. It consists of a sequence of thick to massive beds of intercalated limestones and dolomites. Thickness of this formation at the mine is estimated to be about 500 meters.

(b) Deposit Geology

The Aurora Formation appears to represent favourable physical - chemical characteristics for deposition of mineral concentrations. These are indicated by intercalated limestones and dolomites with intense fracturing in areas of fault intersections or in brecciated zones that appear to be related to deep-seated intrusive stocks, sills or dikes.

At La Encantada mine workings, rocks of the Cupido, La Peña and Aurora formations have been identified, as well as some aphanitic dikes of apparent basic composition, and coarse-grained dikes and stocks of dioritic to granodioritic composition. No outcroppings of the intrusive stocks have been identified in La Encantada area.

The most important mineral concentrations developed at La Encantada consist of mineralized breccia zones that appear to be related to and originated by deep-seated intrusive stocks. A halo of metasomatic rocks occur associated with the intrusive stocks, from marble in the outer parts to skarn with garnets (grossularite and andradite) as well as hornfels facies in proximity to the intrusive.

The La Encantada mine is located on a mountain range that corresponds to a symmetrical anticline. The La Encantada mountain range presents an extension in a NW-SE direction of about 45 kilometres, with elevations that vary from about 1,500 meters to over 2,400 meters. This mountain range is affected by a regional fault zone (La Encantada – Norias fault) that puts in contact the Aurora (Albian) and the Georgetown (Upper Albian) Formations. The anticline is affected by a series of normal secondary faults, as well as by a system of faults and fractures of regional behaviour that generally occur in a NE-SW direction.

Exploration

La Encantada Silver Mine has been subjected to exploration programs from its discovery in the 1950s, by prospectors in the early stages and by Peñoles from the late 1960s to 2003.

First Majestic’s exploration programs carried out during the second half of 2007 through 2008 were primarily focused on proving and developing additional reserves and resources for La Encantada mine. These resulted in a significant increment of both resources and reserves. Major efforts were developed in the areas of Breccia Milagros, Bonanza, San Francisco, Intrusivo Milagros, Azul y Oro, and Cuerpo de Zinc at mine level N-1535 and in the sampling of the old dumps. A long term exploration program was initiated to investigate the promising target at the La Escalera breccia zone. A new exploration target was identified during the course of explorations to define the Azul y Oro mineralized zone. The newly discovered zone, denominated Buenos Aires, is located between the Azul y Oro and the La Escalera breccia zones.

Sampling of old dumps was also advanced and about 150,000 tonnes of screened material was measured, sampled and indicated during the period, in addition to screening and processing about 42,000 tonnes. Screening recovery of the dumps is about 40 percent in tonnage and grade enrichment from about 120 grams per tonne Ag to about 160 grams per tonne Ag.

First Majestic’s program of underground exploration was designed to investigate the Milagros and San Javier breccia zones, as well as the San Francisco bedded deposits and the Bonanza area where numerous veins occur associated with the Bonanza dike. The La Escalera breccia zone appears to be a significant target for exploration.

During the period of September 2007, to September 30, 2008, a total of 6,660 meters of core drilling was completed. During the period of January to June, 2008 underground workings for exploration purposes were developed at the La Encantada mine, including 1,490 meters of access ramps, drifts, and crosscuts, and about 850 meters of exploration tunnelling for drill sites access. This development resulted in a significant increment of resources and reserves at the various mine levels of the La Encantada Silver Mine, within the Stope 141, Stope 325, Breccia Milagros, Bonanza, Dique San Francisco, San Francisco, Jorobada, San Javier Extensión and Alto del Dique La Escondida areas. Since this cut-off date an additional 4,635 metres have been drilled from underground sites, which has assisted the geological team on-site to focus on additional areas for future resource definitions in possible future technical reports and for mining activities. Also, this drilling detected potential economic mineralization in Buenos Aires, Azul y Oro, and Ojuelas ore bodies.

First Majestic designed an extensive 2008 geophysical program of to investigate the various identified anomaly areas, and to confirm other indicated potential zones. This program was completed during the period of January to October, 2008, and included about 50 kilometres of lines measured by Natural Source Audio-frequency Magneto Telluric methods (NSAMT). Readings were carried out along lines at 100 meters and 50 meters spacing according to geologic conditions, at 25 meters and 50 meters stations along the lines. This geophysical method takes reading of resistivity and conductivity parameters. The survey was conducted by Zonge Engineering and Research Organization from Tucson, Arizona. The Report identified and confirmed several exploration targets for future drilling. First Majestic has defined, based on potential and size, that the priority targets to explore are the Plomo area, Anomaly A and Anomaly B.

Mineralization

Mineralization at La Encantada is a typical assemblage of metasomatic deposits with a high content of silver and lead. This mineral assemblage has been affected by a long process of oxidation and secondary enrichment. Most mining activity at La Encantada has been developed within these oxidized mineral deposits and only some drilling and limited underground access has occurred in the primary sulphides mineral concentrations (La Morena deposit).

The mineralization consists of unconsolidated massive concentrations of oxides including hematite, limonite and other iron oxides as well as carbonates and sulfates, including the minor presence of zinc oxides. Silver and lead represent the main economic minerals within the oxidized deposits at La Encantada. Silver mineralization occurs as argentite and native silver. Lead mineralization is present as carbonates (cerrussite) and sulfates (anglesite) and other oxides. The La Encantada mineral assemblage occurs within a range of about 435 meters in vertical extension (2035 meters to 1600 meters above sea level). Below the 1600 meter elevation, at the La Morena deposit in the south west portion of La Encantada area, primary sulphide mineralization has been identified. This mineralization includes primarily sphalerite, galena and pyrite.

According to historical records from Peñoles, the typical mineralization in the oxidized deposits contains about 400 grams per tonne Ag, 5 percent Pb, and 20 percent Fe. In some parts of La Encantada area, within oxide concentrations and in some bedded replacement zones, the economic minerals may reach grades of about 1,150 grams per tonne Ag, 20 percent Pb and 30 percent Fe (Mantos at underground levels 710 and 720).

Primary sulphides at the Milagros stockwork zone show typical grades of 4.5 percent Zn, 1.0 percent Pb and 50 grams per tonne Ag.

Drilling

Drilling programs at La Encantada have been limited since the best exploration results may have been obtained through underground development. Additionally, topographic conditions at the mine and irregular morphology of mineral concentrations make it difficult to plan for drilling. Therefore, drilling from underground sites and mine workings has proven to be the most effective combination for exploration at La Encantada.

During the period from September, 2007 to September 30, 2008 (the period covered the current NI 43-101), the drilling completed from underground sites totalled 6,660 meters to investigate continuity and depth of the Azul y Oro, Breccia San Javier, and La Escalera mineralized structures. These drill holes resulted in discovery of the Buenos Aires mineralized zone, extension and confirmation of some of San Francisco and Azul y Oro mineralized zones. Since this time an extensive development program was launched in order to gain access to Buenos Aires area to have it ready for future production

Additional drilling was developed at the old Peñoles tailings dams to determine volume and grade of the two tailings dams. Metallurgical test work was carried out in some of the drilled tailings. Grade, tonnage and metallurgical recovery estimates have resulted in additional resources for the La Encantada Silver Mine, since some of the silver contained by the tailings may be suitable for economic recovery by cyanide leaching processing methods. The tailings drilling program included 15 drill holes totalling 168 meters at the Tailings Dam No. 1, and 34 drill holes for a total drilled depth of 576 meters in Tailings Dam No. 2. Trenches and surveying delimited additional tailings volume at the Tailings Dam No. 3.

Drilling in 2009 (which was all drilled from underground drill sites) consisted of 10 holes totalling 2,528 metres. The drill program from the cut-off date of September 30, 2008 to December 31, 2009 amounted to 4,635 metres over 17 holes.

Underground development from the purchase date of November 1, 2006 to the cut-off date of September 30, 2008 amounted to 11,685 metres and development from cut-off to December 31, 2009 amounted to 11,619 metres. This development program is part of the ongoing mining activities and is required in maintaining current production levels.

Sampling Analysis and Security

La Encantada’s current sampling team consists of two sampling crews with three employees each. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory. No core samples are taken at this time at La Encantada.

Exploration sampling for reserve delineation at La Encantada mine is conducted by drifting along the mineralized zones so that channel samples can be taken. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structures, across the back of the drift and across the drifts and workings in breccia zones. Sampling crews take channel samples at regular intervals of 2 meters to 3 meters, typically with one or several samples along every sampling channel on new openings (drifts, crosscuts, ramps, stopes, etc.) and every day from stope development muck piles. Channel samples are taken in consecutive lengths of 1 meter or less, along the channel, depending on geologic features.

A channel “line” typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the structural zone. Each sample weighs approximately 4 kilograms. Locally, the drift is completely enclosed by the structural zone, and the full thickness of the vein is not sampled. All channels for sampling are painted by the geologist and numbered on the drift’s walls for proper orientation and identification.

Historical drill hole data provided by Peñoles is locally included in the resource/reserve calculations, and is conservatively applied by First Majestic. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

The samples are brought into the La Encantada laboratory for preparation and assaying. To evaluate sample quality control La Encantada personnel perform periodic check analyses on samples. The pulp samples mineral content range includes assays that vary from 432 to 1,492 grams per tonne Ag. Average correlation coefficient of the silver grades is excellent for the set of samples, at 97%. The channel samples reproducibility for silver assays is at a correlation coefficient of 87%, with high variable differences of the silver grade. Most sample checks resulted in conservative assays for La Encantada lab.

First Majestic is in the process of establishing a systematic procedure to verify data and quality control. Assay data and information generated by the operation is transmitted manually; however, the entire paper trail is accessible and available for inspection.

Mineral Resources and Reserves

First Majestic uses conventional, manual methods, assisted by computer databases, to calculate the tonnage and average grades of the mineral resources and reserves at La Encantada. First Majestic has initiated the compilation of all data to incorporate it into a database and created a geologic model in SURPAC GIS software. First Majestic has reviewed and calculated resources and reserves for La Encantada to assess the current status of the property and to use it as a basis for future updated estimates.

The reserve blocks estimated by La Encantada are exclusive of the resource blocks. Estimated proven and probable reserves and measured and indicated resources for La Encantada, as of September 30, 2008, are presented in Table 5. No further external resource or reserve calculations have been conducted since such date. It should be noted that since the cut-off date, to December 31, 2009, 397,862 tonnes have been mined from the La Encantada of which 271,826 tonnes where mined from the delineated Reserves and 126,036 tonnes where mined from areas that were not included in any previous estimates.

TABLE 5
Mineral Reserves and Resources as of September 30, 2008 (1)

CATEGORY	METRIC TONNES	WIDTH		GRADE		METAL CONTAINED (2)
	Tonnes	Meters	Silver g/tonne	Lead, %	Zinc, % (4)	Silver (Only) oz.	Silver (Eq) oz.
Total Reserves Proven plus Probable (3)
Proven	683,992	Over 2.00	354	2.23	0.92	7,777,602	8,261,401
Probable	4,511,686	Over 2.00	186	2.45	2.54	26,936,651	27,287,462
Total Reserves Proven + Probable (3)	5,195,677	Over 2.00	208	2.42	2.33	34,714,253	35,548,863
Total Resources Measured plus Indicated (3)
Measured	445,650	Over 2.00	399	4.15	0.65	5,710,055	6,025,271
Indicated (5)(6)(7)	4,931,103	Over 2.00	156	1.15	0.87	24,774,263	27,082,017
Total Resources Measured + Indicated (3)	5,376,753	Over 2.00	176	1.40	0.85	30,484,318	33,107,288
TOTAL PROVEN AND PROBABLE RESERVES PLUS MEASURED AND INDICATED RESOURCES (8)
	10,572,000	Over 2.00	192	1.90	1.58	65,199,000	68,700,000
Total Inferred Resources (1)(2)(3)
Inferred (8)	2,557,000	Over 2.00	220	1.00	1.00	18,226,765	20,034,145

(1)	Cut-Off Grade estimated as 250 g/tonne Ag eq net of Pb credit. Estimated Reserves are exclusive of Resources.
(2)	Silver equivalent includes Pb credit, at prices US$12.00/oz-AG, $0.75/lb Pb. Pb credit + 22 g/tonne AG.
(3)	Mining dilution is not included at over 2.00 m width. Estimates do not include mining recovery.
(4)	Zinc is not recovered.
(5)

Dump stockpile is considered as a measured resources because the average grade is below COG- 203 g/tonne Ag only and 186 g/tonne Ag eq., however with pre-screening may be processed. It requires additional testing.

(6)	La Morena sulphide deposit requires additional metallurgical testwork to prove its economic recovery. La Encantada mill does not have an operating zinc circuit at this time.
(7)	Tailings are included within Indicated Resources due to required additional testwork and grade below Cutoff Grade – 111 g/tonne Ag.
(8)	Rounded figures.

Since the date of the mineral reserve and resource estimate contained in Table 5, approximately 1,930,713ounces of silver equivalent have been extracted from the La Encantada Silver Mine.

Mining Operations

From the period of October, 2007 to September, 2008, First Majestic mined and processed 178,480 tonnes of ore from La Encantada Silver mine at an average recovered grade of 297 grams per tonne (9.5 ounces per tonne) Ag, for a total of 1,704,300 contained ounces. Several recent improvements to the plant have been made enabling the plant to be operated at a capacity of 1,000 tonnes per day for the flotation mill. Production in 2009 amounted to 318,382 tonnes of ore processed at an average grade of 259.3 grams per tonne Ag and 2.3% Pb which resulted in 1,249,377 silver ounces being produced and 2,545,311 pounds of lead. Average recoveries in 2009 for silver were was 49.6%.

In July 2008, construction commenced on a new 3,500 tonnes per day cyanidation mill. This mill was inaugurated on November 18, 2009. Commissioning of this new facility began at that time and at the date hereof the mill was operating at approximately 2000 tonnes per day. It is anticipated that commercial levels of production will be achieved by March 31, 2010, and that full production capacity will be reached in the second quarter of 2010.

La Encantada mine has largely been developed below ore zones indicated from surface exploration work within a block about four kilometers long, 700 meters wide and 500 meters in height. The mine was initially developed from shafts as a conventional operation with rail haulage levels, and utilizing standard rail-bound loading and hauling equipment. Subsequently, La Encantada was converted to a mainly trackless operation, although rail haulage is still used on a few levels of the mine. The mine has been developed to the northeast of the shafts over a vertical range of about 400 meters from the surface (2,035 meters above sea level) to about the 1525 level (1,525 meters above sea level), where the water table has been encountered. The mine has not been developed into the large prospective area to the southwest of the developed mine area.

The principal mining method employed at La Encantada is overhand mechanized cut-and-fill utilizing development waste for fill. Ramps are driven in the ore bodies and stopes are developed from sill drifts driven in the ore zones and slashed out the full width of the ore. Stopes are drilled with jacklegs, and the main blasting agent is a commercial ammonium nitrate product, which is initiated with sausages of water-gel explosive primed with cap and fuse. Rounds are fired with Ignitacord (B-cord) as the fuse initiator. Stopes are mucked with rubber-tired 1.0 - to 3.5 yd3 Load-Haul-Dump (“LHD”) machines, which also tram the broken ore to ore passes or remuck stations. Completed stope cuts are backfilled with development waste, which is passed through raises into the stope or trammed into the stope with the LHD units.

A modification of overhand cut and fill stoping that has been adopted for extraction of some breccia pipes and chimney ore bodies is post pillar stoping, which is essentially a room and pillar method, but on multiple horizons. Post-pillar stopes in La Encantada mine are backfilled with waste, and are mined overhand progressing from the sill level to the next level above. Most development ramps for post pillar stoping are developed in waste outside the ore body. All other parameters for stoping the post pillar areas are the same as for a standard mechanized overhand cut and fill stope.

The old flotation plant was constructed in 1973 and at that time incorporated magnetic separation. In 1977 the plant was modified to convert it to flotation separation. Ore is from two sources: from the underground mine and from old mine dumps. The dump rock is screened ahead of the plant which results in upgrading the rock to about twice the grade of unscreened material. Mine and dump ore are not mixed; they are campaign processed through the plant.

As a result of the addition of the new 3500 tonnes per day cyanidation plant, the old flotation plant is now step one in the process while the cyanidation plant is step two for the throughput of mine ore. The flotation plant is a single-line arrangement. Crushing is accomplished using two stages of crushing closed on the second stage, and the ore is milled in a single ball mill closed with a cyclone. The mill is rubber lined and is charged with 2-1/2-inch diameter grinding balls. Sulfide minerals and oxide minerals are floated sequentially and both circuits incorporate just one stage of cleaning.

Concentrates from both the sulfide and oxide circuits are separated; the lead-rich concentrates with low silver values are sent to a concentrate thickener. Thickened concentrates are filtered on a pressure filter press and the filtered concentrate, which contains about 20 percent moisture, is sun dried on a concrete patio to about 10 percent moisture, then trucked to the port of Manzanillo for their shipment to the smelter.

The silver-rich concentrates are then sent by pipe to the new 3500 tonnes per day cyanidation plant for processing in order to obtain silver precipitates and eventually when the new furnaces are installed a silver doré will be produced. These furnaces are expected to be installed in the second quarter of 2010.

Tailings are thickened and then pumped to a nearby tailings containment and from there are sent to the cyanidation process where additional recovery of silver is achieved. Tailings thickener overflow and the decant water from the tailings containment are pumped to a recycle-water tank and reused in the process plant

The average head grade at the mill for 2009 was 259 grams per tonne Ag and recoveries in the flotation plant were 49.6%, while the average grade for the entire period of October 1, 2008 to December 31, 2009 was 263grams per tonne with recoveries averaging 51.5% .

Capital Expenditures

The total capital expenditures for the completion of the La Encantada construction project were US$32.5 million. This includes a revised tailings pond design to a filtered tailings design, which will produce a tailings paste allowing the new cyanidation plant to significant save on power and water consumption and with the additional benefit of being an environmentally cleaner operation. Also, an induction furnace section was added to the design to enable the plant to produce a silver doré, thereby reducing the third party freight and treatment charges.

Del Toro Silver Mine, México

Certain of the information on the Del Toro Silver Mine is based on the technical report titled “Technical n Report for the Del Toro Silver Mine, Zacatecas State, México” (in this section, the “Current Technical Report”) prepared by Leonel Lopez, C.P.G. of PAH and dated October 9, 2008 and has been updated as necessary. Mr. Lopez is an independent Qualified Person for the purposes of NI 43-101. The Current Technical Report has been filed with securities regulatory authorities in each province of Canada. Portions of the following information are based in assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Current Technical Report which is available for review on SEDAR located at www.sedar.com.

Property Description and Location

The Del Toro Silver Mine, formerly referred to as the Chalchihuites Group of Properties is a development project located near the municipality of Chalchihuites, in the northwestern part of the State of Zacatecas, México. The property is wholly owned and operated by FMPlata, a wholly-owned indirect subsidiary of the Company through its Mexican holding company, Corporación First Majestic, S.A. de C.V.

The project’s area is located at elevations from 2,300 to 2,900 meters above sea level. The Del Toro Silver Mine consists of 21 contiguous mining concessions in the Chalchihuites mining district that cover mineral rights for 393 hectares (971 acres). All these mining concessions include exploitation rights. Mexican mining concessions include mineral rights for a renewable period of 50 years from the date of the title. The earliest date of renewal of the Del Toro concessions is for the La Encarnación concession which has a January 16, 2019 renewal date. FMPlata owns all mineral rights within those concessions. There are no other encumbrances on the Del Toro mining concessions.

Surface rights in México are either owned by communities (“Ejidos”) or by private owners. Chalchihuites mining district land is mainly owned by private owners and by “ejidatarios”. In either case the mining concessions include “right of way” rights, although in many cases it is necessary to negotiate access to the land. At Del Toro the access to San Juan, Perseverancia and most other mining prospects is opened due to historical works and developments. The Mexican mining laws include provisions to facilitate purchasing the land required for mining activities, installations and development. FMPlata has recently acquired 100 hectares (247 acres) around the San Juan area and has made a lease agreement for 25 hectares (61.75 acres) at the Perseverancia area from private owners for future installations and project requirements.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Del Toro Silver Mine is located in the northwestern part of the state of Zacatecas, about 40 kilometers to the southeast of First Majestic’s La Parrilla Silver Mine and approximately 120 kilometers to the southeast of the capital city of Durango. It is situated within the municipality of Chalchihuites, about 1 kilometer to the east of the village of Chalchihuites.

The Chalchihuites mining district is situated in the bordering zone between the Sierra Madre Occidental and Mesa Central provinces. The Del Toro Silver Mine is located at elevations of 2,300 meters to 2,900 meters above sea level, while the Sierra Negra and Sierra Chalchihuites reach elevations of 3,000 meters above sea level.

The Chalchihuites climate is moderate with an average annual temperature of 16° Celsius to 18° Celsius and total rainfall of 600 millimeters to 700 millimeters. Most of the annual precipitation in the Chalchihuites area occurs during the rainy season months of July to October.

Vegetation in the area consists of xerophile plants in the lower elevations, including cactuses and grasslands, while in the higher elevations the predominant vegetation consists of coniferous or evergreen oak forests (pine and oak trees). Most farming (corn, beans, chiles, wheat and some fruit trees) in the area takes place in the valleys and lower elevation zones.

The Del Toro area is accessible by paved highways from the cities of Zacatecas and Durango. Driving time to Chalchihuites from Zacatecas is about three hours and from Durango is about 2.5 hours. Local roads connect the mining district to various population centers within the region. The project is located about one kilometer to the east of the village of Chalchihuites by all weather dirt roads. Labor force, including miners, is available from these population centers.

Electric power is provided by the national grid. Potable water is available to all the towns from water wells. The Walterio railroad station is located 5 kilometers from Chalchihuites with connections throughout the country. All basic facilities are available in most major population centers within the region. Airports with service for international flights are available in the cities of Durango and Zacatecas.

History

The Del Toro Silver Mine is located within the Chalchihuites mining district and contains mineral deposits which have been exploited by underground silver/gold/lead/copper mines. The Company commenced exploration in the area in late 2004 under option agreements. The Company subsequently exercised options to acquire Perseverancia and the San Juan groups of claims in 2006 and 2007 respectively. The Del Toro Silver Mine comprises numerous small mine developments located around a regional granodioritic intrusive within metasomatic rocks at the contact with Cretaceous limestones. These are enclosed by mineralized structures, vein-type, manto replacement and breccia pipe deposits. Most mine workings are superficial developments with the exception of the San Juan area where a 90 meter deep shaft was developed to extract some of the high grade silver minerals, and at the Perseverancia area where two shafts were developed following two adjacent breccia pipe deposits to a depth of about 200 meters. No official records exist of mineral production from these Del Toro mines however; estimates by volume suggest that approximately 100,000 tonnes of ores were extracted from each of the San Juan and Perseverancia mines. The Perseverancia silver mine was operated by Mr. Raúl Mazatán for a period of 23 years until 1997, shipping 150 to 300 hand-sorted ore tonnes per month to Peñoles smelter in the city of Torreón. The ore was reported to contain 1,500 to 3,000 grams per tonne silver and 20 to 40 percent lead in sulfides.

Geological Setting

The project is located in the border zone between the physiographic provinces of the Sierra Madre Occidental and the Mesa Central, in the northwestern part of México, within the sub province of Sierras y Llanuras de Durango. It is located on the western side of a regional contact zone between a granodioritic intrusive stock and a sequence of Cretaceous sedimentary rocks.

The exploration area is located on the northwestern flank of the Chalchihuites anticline, while Panamerican Silver Corp.’s La Colorada mine is located on the southeastern flank of the same regional structure. The Del Toro mineral deposits geology consists of mineralized structures enclosed by skarn and granodiorite within the contact zone between the intrusive stock and sedimentary rocks of the Indidura and Cuesta del Cura formations.

Exploration

The Chalchihuites mining district was discovered in colonial times and only developed from outcroppings by following mineralization along the structures, until high grade ore shoots were discovered and depleted. Common practice was to mine out high grade ores, in particular mineralization in oxides that required simple processing.

First Majestic developed an exploration program at the Del Toro Silver Mine that included geologic mapping, geochemical and geophysical investigations, channel sampling and mapping of underground workings, diamond drilling and underground development such as access ramps, drifting and cross-cutting into the working areas of the old San Juan and Perseverancia silver mines.

First Majestic focused its exploration efforts on large volume targets such as the San Juan area, while test mining small to medium size volume of high grade mineral concentrations that were left within blocks and accessible areas along the workings such as within the Perseverancia area.

First Majestic also carried out geophysical investigations to confirm previous studies within the Del Toro area. These investigations confirmed the presence of IP, Resistivity and Magnetic anomalies and were then followed up with geochemical investigations. This program consisted of a total of 254 rock chip samples to confirm or evaluate some of the areas of interest. The anomalous areas were further investigated by geophysical methods. This preliminary exploration program was completed in 2005 and was later followed up with a drilling program.

The geochemical program included 7 lines at 250-meter intervals with samples at 50 meters along these lines. The lengths of the lines were from 2,500 meters to 1,200 meters for a total sampled length of 13,000 meters. Each sampling site was located by GPS and UTM coordinates. Each sample was collected from an area of 2 meters by 2 meters, and consisted of 3 kilograms to 5 kilograms of rock chips. The samples were shipped to GM LACME Labs in Guadalajara for pulp preparation and sent to ACME Analytical Laboratories Ltd. in Vancouver, BC. All geochemical samples were analyzed by ICP, including determination of 22 elements in addition to gold/silver by fire assay. The Company did not include duplicate samples.

The most significant geochemical anomalies resulting from this survey were defined for lead, zinc, copper and silver.

The lead anomalies cover the San Juan, Huitrón, Mina de la Paz, Perseverancia, San Nicolás and part of Las Cotorras areas. Anomalous values were determined by statistical analysis and resulted in up to 220 parts per million for threshold range and low anomalies above 220 parts per million. The highest lead value reported was 29,300 parts per million, equivalent to 2.93 percent.

The zinc anomalies are more localized around the known area of interest. The zinc anomalies appear to outline closer areas near the known mineral deposits of Perseverancia, San Nicolás and Las Cotorras, and in the southern part of the lines in the Perseverancia area. Zinc values included assays from 50 parts per million to 11,300 parts per million with threshold defined at 999 parts per million. Low anomalies were determined from above 999 parts per million.

Localized copper anomalies were defined in the San Juan and Perseverancia areas. A widespread copper anomaly was determined along the northern part of the survey area. The geochemical copper threshold was defined at 160 parts per million. The geochemical copper assays range in values from 5 parts per million to 3,160 parts per million.

The silver geochemical survey shows limited and localized anomalies within the San Nicolás to Las Cotorras and San Juan areas with small showings around the El Huitrón and Mina de la Paz areas. Silver values are low from 0 to 28 parts per million. Threshold value was defined at about 10 parts per million.

The geochemical and geophysical anomalies are coincident and show particular strength within the Perseverancia area. These anomalies also appear to show a NE-SW trend at the middle section of the district, in the areas of San Nicolás to Las Cotorras. The geochemical anomalies are strong at the San Juan area, while the geophysical anomaly appears to be deep-seated in this area. The anomalies appear to be related to previously known mineral outcroppings, to old workings or to known mineral deposits. The Company is proposing to follow up its investigations with direct methods to determine the significance of these anomalies.

Up to July 31, 2008, 1,212 metres of development was completed to access underground areas of old workings and to develop and test mine areas for preparation for future mining activities by the Company. Since July 31, 2008, an additional 1,142 metres of underground development has been completed in order to gain access to lower levels, as this development is going to be required for any potential future operations.

Mineralization

Mineralization at the Del Toro Silver Mine is a typical assemblage of metasomatic deposits and hydrothermal vein deposits with a high content of silver. These mineral assemblages have been affected by processes of oxidation and secondary enrichment. The assemblages mainly consist of pyrite, sphalerite, galena, some chalcopyrite, argentite and other silver sulfosalts associated with calcite and quartz as gangue minerals. Oxidation and secondary enrichment of these sulfides make up the mineral concentrations in the upper parts of the deposits, such as the Cuerpo Uno at San Juan, which consists of sulfosalts (ceragyrite, pyrargyrite, stephanite) carbonates (cerussite, hydrozincite, hemimorphite, malachite, azurite), sulfates (anglesite, willemite), and iron oxides, hematite, limonite, etc. See “Geological Setting” for further information.

Drilling

First Majestic began drilling at Del Toro Silver Mine in November 2005. The Company’s exploration drilling program at Del Toro to July 31, 2008 included a total of 56 holes completed for a total depth of 11,716 meters distributed for exploration within the following areas: San Juan surface, San Juan underground, Perseverancia surface and Perseverancia underground. Since July 31, 2008, the Company has drilled 5,951 metres in 11 holes, to further reconfirm the extent of the mineralization.

The Company’s drill hole database is compiled in electronic format, which contains collar, assay intervals, lithology, and assay information with gold, silver, lead and zinc values. Most of the holes are drilled at an angle to intersect vein or mineralized structures that generally dip at near vertical angles. Based on geologic interpretations, no apparent deviation has been detected in drill holes. Because most of the holes are now longer than 150 meters, deviation is defined with one survey reading at the bottom for holes of up to 150 meters in depth and 2 survey readings for holes longer than 150 meters; one reading at the middle and one reading at the bottom of the hole.

Logging is performed by the project geologist in each of the areas being investigated. The project geologist also determines the sample intervals. Trained assistants are in charge of core splitting and sampling as per the project geologist’s indications.

Sampling and Analysis and Security of Samples

Del Toro’s current sampling team consists of three sampling crews with three employees each for underground and channel sampling, one sampler for drill core, and one sampling supervisor. This process is managed by the two project geologists.

Exploration sampling for resource delineation at Del Toro is conducted by drifting, crosscutting and access ramp construction to the mineralized zones so that channel samples can be taken. Channel samples are the primary means of sampling in the old mine workings and are taken perpendicular to the vein structures, across the backs of drifts, generally from the footwall towards the hanging wall of the mineralized structure. Sampling crews take channel samples at regular intervals of 2 meters to 3 meters, typically with several samples along every sampling channel on new openings (drifts, crosscuts, ramps, stopes, etc.). Channel samples are taken in consecutive lengths of less than 1.5 meters along the channel, depending on geologic features. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory.

A channel “line” typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across a structural zone. Each sample weighs approximately 4 kilograms. All channels for sampling are painted by the geologist and numbered on the drift walls for proper orientation and identification.

The Del Toro sampling quality control program consists of checking the assays of one duplicate sample for about every 20 regular samples, including pulp samples.

All samples are assayed at the Company’s La Parrilla lab, while duplicate samples are sent to BSI-Inspectorate laboratory, a US lab located in Reno, Nevada with representation and sampling preparation facilities in Durango, México.

Drill Core Samples

Exploration drilling was performed by the contractors based in the city of Gómez Palacio, Durango State, and in the city of Fresnillo, Zacatecas State.

Sampling of the drill core is made after the core has been logged by the project geologists. The geologist marks the core on the basis of geologic and mineralization features. Then the sampling crew splits the core with a diamond saw, as indicated by the geologist and one half of the core is placed in a numbered bag and sent to Inspectorate lab in Durango. Generally the samples represent core lengths of less than 1.5 meters. All the core samples are sent for assaying by Inspectorate. The core samples are crushed and pulverized at BSI-Inspectorate in Durango and 250 gram pulp samples are sent to Reno, Nevada for assaying.

Sample Preparation

Exploration and underground channel samples are sent to the Company’s on-site laboratory at La Parrilla Silver Mine for chemical analysis of silver, gold, lead, zinc and copper. Silver and gold assays are carried out by fire assaying methods, while the rest of the elements are assayed by atomic absorption (AA). First Majestic’s sample preparation techniques and procedures are similar in all its mining and exploration properties.

QA/QC procedure consists of sending exploration and mine samples and/or pulps to an outside laboratory, usually BSI-Inspectorate Labs in Reno, Nevada. Samples of concentrates are regularly sent to Peñoles for check assays. The laboratory duplicates pulp assays at one sample for every twenty. First Majestic has established a QA/QC procedure by checking assays. Drill samples are duplicated as one sample for every twenty regular samples. Standard samples and blank samples also be included in the duplicate sampling. The standard sample was analyzed in the SGS Laboratory in Durango, Mexico.

Channel sample checks are performed by analyzing random sample pulps at La Parrilla lab with assay checking by the BSI Inspectorate Lab in Reno, Nevada. The assays include silver, lead and zinc.

The Company has established a systematic procedure of data verification and quality control, which has proven effective and accurate in other Company operations and exploration properties. Assay data and information generated by the operation is transmitted manually; however, the entire paper trail is accessible and available for inspection.

Mineral Resources and Reserves

Only mineral resources have been determined for Del Toro as of July 31, 2008. The results from the Del Toro exploration and development project are not yet extensive enough to estimate reserves. The measured and indicated silver resources, including oxides and sulfides mineralization, consist of 1.4 million tonnes averaging 269 grams per tonne silver, 4.7 percent lead and 4.8 percent zinc for a total content of 21 million ounces of silver equivalent including silver only for oxides and credit for lead and zinc for sulfides. The resource grade has been estimated in silver equivalent content based on the following prices: Ag - $12.70 per ounce, Pb - $0.90 per pound and Zn - $0.85 per pound. To report equivalent ounces of silver an estimated metallurgical recovery for lead and zonc in sulfides was estimated as follows: Pb – 85 percent and Zn – 80 percent, while silver recovery in oxides is estimated at 65 percent.

The Company has estimated additional silver inferred resources at a distance beyond the measured and indicated resources. These inferred resources are estimated at 1.8 million tonnes at an average grade of 306 grams per tonne Ag, representing a content of about 36 million ounces of silver contained as silver equivalent including Pb and Zn recoveries from sulfides mineralization. These additional resources are based on projections of presumed vein continuity ahead, above, and below current mining or are based on widely-spaced drill holes, surface sampling or old surface workings.

TABLE 6
Del Toro Silver Mine
Summary of Resources, San Juan and Perseverancia Mines

Mineral Resource Estimates Prepared by FMS , Reviewed by PAH . As of July 31, 2008 (1)(2)(3)(4)
Mine	Mineralization	Resource	Metric	Width	Ag (g/t)	Pb (%)	Zn (%)	Silver Only	Silver Equivalent	Silver (oz)
		Category	Tonnes	(m)				(oz) (5)	(oz) (Pb-Zn) (5)	(oz) (5)
San Juan	Oxides	Measured	269,739	20.92	166	1.50	1.53	937,000		937,000
San Juan	Oxides	Indicated	458,705		210	3.01	3.40	2,010,000		2,010,000
SUB-TOTAL	Oxides	Measured+Indicated	728,444		194	2.45	2.71	2,947,000	0	2,947,000
Perseverancia	Sulfides	Measured	18,928	>2.5	381	10.01	4.74	197,000	359,000	556,000
Perseverancia	Sulfides	Indicated	45,982	2.00	350	9.00	3.58	439,000	746,000	1,185,000
San Juan	Sulfides	Indicated	584,618	69.66	353	6.97	7.50	5,633,000	10,622,000	16,255,000
SUB-TOTAL	Sulfides	Measured+Indicated	649,528		353	7.20	7.14	6,269,000	11,727,000	17,996,000
TOTAL SJ + P	Sulf. + Oxid.	Measured+Indicated	1,377,972		269	4.69	4.80	9,216,000	11,727,000	20,943,000

San Juan	Oxides	Inferred	656,778	11.56	214	3.35	3.20	2,935,000		2,935,000
San Juan	Sulfides	Inferred	1,141,210	71.33	359	7.07	7.59	11,193,000	21,011,000	32,204,000
Perseverancia	Sulfides	Inferred	33,750		332	8.66	3.40	306,000	525,000	831,000
TOTAL SJ + P	Sulfides	Inferred	1,831,738		306	5.77	5.94	14,434,000	21,536,000	35,970,000

(1)	Resource estimated "in situ".
(2)	Price considerations $12.70/tr.oz-Ag, $0.90/lb-Pb, $0.85/lb-Zn.
(3)	Mill recovey estimates: Oxides - Ag-65%; Sulfides - Ag-85%, Pb-85% and Zn-80%.
(4)	Minimum mining width - 2.00m.
(5)	Rounded figures.

Mining Operations

The Company has conducted a test-stoping program at the old San Juan mine, which was done concurrently with the surface and underground exploration and development programs. The Company also conducted an underground mine development and exploration program at the Perseverancia mine, but no test-stoping had been undertaken at this mine to date. Some recovery of direct-shipping ore from the old Perseverancia mine and old dumps have been done by the Company.

Both areas have been explored and developed through trackless declines to explore the mantos and chimneys of the San Juan ore deposit and the chimneys of the Perseverancia deposit. Any ore extracted in the development programs and San Juan test stoping was trucked to the Company’s La Parrilla plant for milling, metallurgical studies and processing testworks. If results justify its construction, First Majestic will plan to establish a mill complex for the Del Toro Silver Mine.

Since Del Toro is largely a development project, no detailed capital nor operating cost estimates are available. No manpower or equipment requirements for possible future operations have been developed, and likewise, no long-range production planning is available for public dissemination. These items will be addressed when all economic factors are better defined.

In preparation for a definitive investment decision, the Company commenced a permitting process for the construction of a 1,000 tonnes per day flotation plant. At the time of this report, all permits including: environmental, change of land use and explosives use had been received. No immediate plans exist for the construction of this new mill at Del Toro.

Product Marketing and Sales

First Majestic’s senior management in Vancouver and Mexico negotiate sales contracts for First Majestic operations. Contracts with the smelting and refining companies as well as metals traders are entered into and re-negotiated as required. The Company’s lead concentrates are sold to Trafigura, BV and are shipped into Asia, while approximately one third of the Company’s silver doré production goes to Johnson Matthey in Salt Lake City and the remaining two thirds of the doré goes to MET-MEX Peñoles located in Torreón, Coahuila State, México. Presently, silver precipitates are being shipped from La Encantada mine, solely to MET-MEX Peñoles in Torreón, Coahuila, México, until the Company is able to produce silver doré from this new plant.

First Majestic is continually reviewing its cost structures and relationships with smelting and refining companies and metal traders in order to maintain the most competitive pricing possible while not remaining completely dependent on any single smelter or refiner.

In addition to these commercial sales; First Majestic also markets a portion of its silver production to retail purchasers directly over its corporate e-commerce web site. Approximately 8% of the Company’s production was sold in retail transactions during 2009. Products sold included 1 ounce rounds, 5 ounce ingots, 10 ounce ingots and 1 kilo bars. In early 2010, a new 50 ounce bar was released and is presently being sold on the Company’s e-commerce site.

Taxation

Taxation in Mexico is often complex and covers overlapping layers of taxation on a number of various tax bases, with some crediting between the various tax liabilities. This is not intended to be a detailed and conclusive description of the many forms of Mexican taxes. This is a current summary of the most relevant and material forms of taxes impacting mining companies operating in Mexico. Taxes are all levied in the normal course of business and are levied as i) Income taxes (ISR), ii) Alternative Minimum Tax on Cashflow (IETU), iii) Value Added Taxes (IVA), iv) Profit sharing taxes (PTU), v) and Mining Rights Taxes, there are presently no mining royalties taxes or capital taxes applicable in Mexico. All of these taxes are administered at the federal level by Hacienda, and the proceeds are shared with the states of Mexico.

The various rates of taxes and related tax bases are as follows:

i)	Income taxes (ISR) – 30% on a corporation’s taxable income in 2010, reducing to 29% in 2013, and 28% in 2014,
ii)	Alternative Minimum Tax on Cashflow (IETU), 17.5% on Cashflow, creditable against income taxes on an annual basis,
iii)	Value Added Taxes (IVA) – 16% on taxable receipts from the sales of goods and services in Mexico and zero % on exports, creditable against the IVA paid on deductible services, expenses and imports.
iv)	Profit sharing taxes (PTU) – 10% on a corporation’s taxable income, creditable against corporate taxes payable and payable to the workers in the corporation, and
v)	Mining Rights Taxes – a nominal rate on a corporation’s Hectares of mining rights,

In the past, Mexico allowed corporations to consolidate tax filings, effectively enabling the profits of taxable entities to be offset by tax losses in other companies within the consolidated group. Effective January 2010, Mexico introduced tax reforms, which allows consolidation to continue, but requires consolidated corporations to recapture historical tax benefits of consolidation after a period of five years subsequent to receiving the benefit. Effectively, corporations will receive a six year deferral and then will be required to recapture 25% of the benefit in the sixth year, followed by 25%, 20%, 15% and 15% in each subsequent year. For example, First Majestic’s first benefit from tax consolidation was realized in 2008, and as such the benefit of tax consolidation will be recaptured from 2014 to 2018. Numerous companies in Mexico are challenging the legality of these regressive tax reforms. It is unlikely that the outcome of these challenges will be determinable for several years.

DIVIDENDS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the common shares of the Company are entitled to an equal share of any dividends declared and paid.

CAPITAL STRUCTURE

General Description of Capital Structure

The Company’s authorized capital consists of an unlimited number of common shares without par value. A total of 92,713,744 common shares of the Company were issued and outstanding as at the date of this AIF.

Each common share of the Company ranks equally with all other common shares of the Company with respect to dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of common shares of the Company are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company out of funds legally available therefore and to receive pro rata the remaining property of the Company on dissolution. The holders of common shares of the Company have no pre-emptive or conversion rights. The rights attaching to the common shares of the Company can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange under the trading symbol “FR”. The following table sets forth the high and low trading prices and trading volume of the common shares of the Company as reported by the Toronto Stock Exchange for the periods indicated:

Period	High $	Low $	Volume
February 2010	3.73	3.09	4,243,497
January 2010	4.52	3.27	6,237,937
December 2009	4.49	3.32	10,257,689
November 2009	3.92	3.06	11,588,777
October 2009	3.53	2.43	12,681,347
September 2009	3.07	2.19	9,549,884
August 2009	2.59	2.12	4,763,143
July 2009	2.66	2.06	4,535,231
June 2009	2.89	2.12	7,883,744
May 2009	2.79	1.77	8,106,581
April 2009	2.20	1.70	5,405,762
March 2009	2.24	1.65	8,576,328
February 2009	3.15	1.88	8,937,335
January 2009	2.75	2.05	4,720,903

The common shares of the Company are also quoted on the OTCQX in the U.S. under the symbol “FRMSF” and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”.

The warrants of the Company which were issued pursuant to the offering which closed on March 5, 2009 were listed and posted for trading on the Toronto Stock Exchange under the trading symbol “FR.WT.B”. These warrants are exercisable at $3.50 per share and expire on March 5, 2011. The following table sets forth the high and low trading prices and trading volume of these warrants as reported by the Toronto Stock Exchange for the periods indicated:

Period	High $	Low $	Volume
February 2010	1.30	0.99	159,000
January 2010	1.74	1.02	317,050
December 2009	1.40	0.94	706,075
November 2009	1.40	0.85	777,648
October 2009	1.34	0.77	570,315
September 2009	1.00	0.61	224,780
August 2009	0.89	0.61	58,900
July 2009	0.94	0.73	82,697
June 2009	1.00	0.70	138,562
May 2009	0.98	0.62	188,250
April 2009	0.67	0.45	706,751
March 2009	0.65	0.30	878,501

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names of the current directors and officers of the Company, provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each director has served as a director and the number of each class of securities of the Company and percentage of such class beneficially owned, directly or indirectly, or subject to control or direction by that person.

The term of each of the current directors of the Company will expire at the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a Director. The Company is not required to have an executive committee but it has an Audit Committee, a Human Resources, Compensation and Nominating Committee and a Corporate Governance Committee as indicated below.

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years (1)	Period as a Director of the Company	No. and Class of Securities	Percentage of Class (2)
ROBERT A. McCALLUM, B.Sc., P.Eng (3) (5) Chairman and Director North Vancouver, British Columbia, Canada
	Professional consulting engineer and President of Robert A. McCallum Inc. from 1999 to present; President and CEO of Kensington Resources Ltd. from June 1, 2004 to October 28, 2005; Director of Shore Gold Inc. from October 28, 2005 to present.	December 15, 2005 to present.	Common 100,000 Stock Options 412,500	Less than 1.0%

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years (1)	Period as a Director of the Company	No. and Class of Securities	Percentage of Class (2)

KEITH NEUMEYER CEO, President and Director London, England	President of the Company from November 3, 2001 to present; Director of the Company since December 5, 1998.	December 5, 1998 to present.	Common 2,726,300 Stock Options 940,000	2.94%

RAMON DAVILA, Ing. Chief Operating Officer and Director Durango, México	Chief Operating Officer of the Company from December 14, 2004 to present; Chairman of Minas La Colorada SA de CV from January 1994 to present; Chairman of Minera Lince SA de CV from September 2003 to present; Chairman of Mineral Real Victoria SA de CV from October 2003 to present; Member of the Board for Immobiliaria Aurum SA de CV from June 2005 to present.	April 15, 2004 to present.	Common 309,540 Stock Options 950,000	Less than 1.0%

RAYMOND L. POLMAN, CA Chief Financial Officer Vancouver, British Columbia, Canada	Chief Financial Officer of the Company from February 1, 2007 to present; Chief Financial Officer of Ikona Gear International, Inc. from December 2003 to November 2006.	N/A	Common Nil Stock options 650,000	0.0%

TONY PEZZOTTI (3) (4) Director Burnaby, British Columbia, Canada	Retired. Director of Pan Terra Industries Inc. from July 2007 to present.	November 30, 2001 to present.	Common 581,000 Stock options 400,000	Less than 1.0%

DAVID SHAW, Ph.D. (4) (5) Director Vancouver, British Columbia, Canada	President of Duckmanton Partners Ltd. from June 12, 2000 to present; President and Director of Albion Petroleum Ltd. from October 2006 to present; Director of Reef Resources Ltd. from September 2007 to April 2008; Director of Pan Pacific Aggregates plc from October 2008 to present; CEO of Columbia Gold plc from May 2007 to March 2009. Director of Salares Lithium Inc. from December 2009 to present.	January 12, 2005 to present.	Common 73,100 Stock options 400,000	Less than 1.0%

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years (1)	Period as a Director of the Company	No. and Class of Securities	Percentage of Class (2)
DOUGLAS PENROSE, CA (3) (5) Director Kamloops, British Columbia, Canada	Vice President, Finance and Corporate Services of British Columbia Lottery Corporation from 2000 to April 2008.	September 7, 2006 to present.	Common 10,000 Stock options 400,000	Less than 1.0%

ROBERT YOUNG (4) Director Richmond, British Columbia, Canada	Independent geological consultant from 1999 to present; Director of Goldrush Resources Ltd. from December 2004 to present; Advisor to Copper Mountain Mining Corporation from April 2007 to present.	September 7, 2006 to present.	Common 10,000 Stock options 412,500	Less than 1.0%

CONNIE LILLICO Corporate Secretary Coquitlam, British Columbia, Canada	Corporate Secretary of the Company from August 2007 to present; Corporate Secretary of several TSX Venture Exchange issuers from July 2004 to July 2007.	N/A	Common Nil Stock options 400,000	0.0%

(1)	The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.
(2)	Based upon the 92,713,744 common shares of the Company issued and outstanding as of the date of this AIF.
(3)	Member of the Audit Committee.
(4)	Member of the Human Resources, Compensation and Nominating Committee.
(5)	Member of the Corporate Governance Committee.

The aggregate number of common shares of the Company which the directors and senior officers of the Company beneficially own, directly or indirectly, or over which control or direction is exercised, is 3,809,940 common shares of the Company or approximately 4.1% of the common shares of the Company issued and outstanding as of the date of this AIF.

Audit Committee Information

Pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”) the Company is required to provide the following disclosure with respect to its Audit Committee.

Audit Committee Mandate

The text of the Audit Committee’s Mandate is attached as Appendix “A” to this AIF.

Composition of the Audit Committee

Members of the Audit Committee are Douglas Penrose, Tony Pezzotti and Robert McCallum. All three members are independent and all three members are considered financially literate.

Relevant Education and Experience

Douglas Penrose received his Bachelor of Commerce degree from the University of Toronto. He has been a member of the Institute of Chartered Accountants of Ontario since 1974 and the Institute of Chartered Accountants of British Columbia since 1978. He brings over 20 years experience in leadership positions in corporate finance, including the position of Chief Financial Officer and was most recently the Vice President of Finance and Corporate Services at the British Columbia Lottery Corporation.

Tony Pezzotti, currently retired, is a seasoned board member who has served on several public company boards, including OSI Geospatial Inc., First Quantum Minerals Ltd., and Kensington Resources Ltd. He also served as a member of the Audit Committees of those companies and was General Manager and co-owner of a privately held steel fabrication company. Mr. Pezzotti also currently serves on the board of Pan Terra Industries Inc.

Robert McCallum graduated in 1959 from the University of Witwatersrand, South Africa with a Bachelor of Science (Mining) followed in 1971 by a PMD in the Executive Management Program at Harvard Graduate School of Business, Boston, Massachusetts. He was most recently President and C.E.O. of Kensington Resources Ltd. prior to its merger with Shore Gold Inc. in 2005 and now sits on the board of Shore Gold.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

a)	the exemption in section 2.4 (De Minimis Non-Audit Services) of NI 52-110;

b)	the exemption is section 3.2 (Initial Public Offerings) of NI 52-110

c)	the exemption is section 3.4 (Events Outside the Control of the Member) of NI 52-110;

d)	the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110; or

e)	an exemption from the Instrument in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

The Company’s Board of Directors adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Policy

The Audit Committee has adopted specific policies for the engagement of non-audit services to be provided to the Company by the external auditor which require the auditors to submit to the Audit Committee a proposal for services to be provided and cost estimates for approval.

External Auditor Service Fees

The following table sets out the fees billed to the Company by Deloitte & Touche LLP, Chartered Accountants, and its affiliates for professional services in each of the years ended December 31, 2009 and December 31, 2008, respectively.

Category	Year ended December 31, 2009	Year ended December 31, 2008
Audit Fees	$255,000	$283,500
Audit-Related Fees	$162,895	$268,844
Tax Fees	$145,910	$70,403
All Other Fees	-	-

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company nor a shareholder holding a sufficient number of common shares of the Company to materially affect the control of the Company, nor a personal holding company of any of them,

(a)

is, at the date of this AIF or has been within the 10 years before the date of the AIF, a director or executive officer of the company (including the Company), that while that person was acting in that capacity,

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, nor a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them, has been subject to,

(a)

any penalties or sanctions imposed by the court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors of the Company are also directors or officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law and by the Company’s policies to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. See “Interest of Management and Others in Material Transactions”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

In 1992, El Pilon entered into a contract with a Mexican bank, whereby the bank committed to advance cash to El Pilon in exchange for silver to be delivered in future instalments. The bank failed to advance the agreed amount, and El Pilon therefore refused to deliver the silver. El Pilon sued the bank for breach of contract. The Company believes it will retain the amount received from the bank but the ultimate outcome is uncertain. The aggregate potential liability including interest and penalties amounts to $753,657.

In February 2004, an action was commenced against the Company by the optionors of the Wekusko Property in Manitoba whereby the optionors are seeking an amount of $43,500 cash, 30,000 common shares of the Company and an entitlement to exercise an option to purchase 100,000 shares of the Company at a price of $0.35 per share. Management believes that there are substantial defences to the claim; however, the outcome of this litigation is not presently determinable.

In November 2007, an action was commenced by the Company and First Silver against Hector Davila Santos and Minera Arroyo Del Agua, S.A. de C.V. in British Columbia whereby the Company and First Silver allege that while holding the positions of director, President and Chief Executive Officer and Chairman of the Board of First Silver, Mr. Davila Santos engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to First Silver, which resulted in First Silver not acquiring the Bolaños Mine from Grupo México. Management believes that there are substantial grounds to this claim; however, the outcome of this litigation is not presently determinable.

As disclosed above under “General Development of the Business – History”, pursuant to a share purchase agreement dated April 3, 2006, the Company purchased 24,649,200 common shares of First Silver from Hector Davila Santos at a price of $2.165 per share for an aggregate purchase price of $53,365,519 payable in cash to Mr. Davila Santos in three installments. The first installment of $26,682,757 represented 50% of the purchase price and was paid on May 30, 2006. An additional installment of $13,341,380, representing 25% of the purchase price was paid on May 30, 2007. A final installment of $13,341,380 was payable on May 30, 2008. Simple interest at 6% per annum was payable quarterly on the outstanding installment.

On March 14, 2008, the Defendant filed a Counterclaim in the Action against the Company in which he claimed for unpaid amounts and interest arising out of the agreement between the Company and the Defendant under which the Company acquired the Defendant’s shares (approximately 24,649,200 shares) in First Silver. As of July 16, 2009, the claimed unpaid amount together with the contractual interest rate of 6% amounted to $14,881,912. This amount was partly secured by a Letter of Credit posted in Court by First Majestic in the sum of $14,485,760.

On July 16, 2009, an Order was granted by the Court, with the consent of all parties, under which the Defendant obtained a judgment in the amount of $14,881,912. The Company agreed to pay out $14,258,332 from the Letter of Credit to the Defendant’s lawyer’s trust account (the “Trust Funds”) in partial payment of the Judgment. The remaining $227,420 from the Letter of Credit was paid out to the Company. The Consent Order requires that the Trust Funds be held pending the outcome of the Action. If the trial has not commenced by June 30, 2011, the Trust Funds can be released on that date to the Defendant, unless otherwise ordered by the court. At the present time, the trial is scheduled to commence in the Supreme Court of British Columbia, Vancouver, British Columbia on February 21, 2011. The Consent Order does not affect the standing of the Company’s claims for relief against the Defendant in the Action.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2009.

No penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

The Company did not enter into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2009.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company, other than the following transactions, each of which were in the normal course of business:

1. During the fiscal year ending December 31, 2007, finder’s fees totalling $254,742 were paid to Ramon Davila for the completion of options on portions of the Del Toro Silver Mine known as the San Juan silver mine and the Perseverancia silver mine.

2. During the fiscal year ending December 31, 2008, a finder’s fee of $7,367 was paid to Ramon Davila in connection with the completion of certain option agreements relating to the Del Toro Silver Mine.

3. During the fiscal year ending December 31, 2008, a loan of US$30,000 was provided to a director of the Company. The loan was fully repaid during the year ending December 31, 2009.

TRANSFER AGENT AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Trust Company of Canada (“Computershare”). Computershare’s register of transfers for the common shares of the Company is located at 510 Burrard Street, Second Floor, Vancouver, British Columbia, Canada, V6C 3B9.

MATERIAL CONTRACTS

The following material contracts were entered into by the Company or by its wholly owned subsidiaries since the beginning of the Company’s fiscal year ended December 31, 2009 or were entered into prior to such fiscal year, and are still in effect as of the date of this AIF:

1.	Option Agreement dated July 6, 2008 with Juan Fernando Lopez Chavez and Guillermo Lopez Chavez to purchase the Fatima mining concession relating to the Del Toro Silver Mine.

2.

Underwriting Agreement dated February 19, 2009 between CIBC World Markets Inc., Blackmont Capital Inc., GMP Securities LP, Thomas Weisel Partners and the Company pursuant to which the Underwriters offered to purchase from the Company and the Company offered to sell to the underwriters 6,800,000 units of the Company and the Company granted an option to the underwriters to acquire up to an additional 3,200,000 units of the Company (exercisable prior to closing of the Offering) at a price of $2.50 per unit.

3.	Warrant Indenture dated March 5, 2009 with Computershare Trust Company of Canada governing the issue of up to 5,750,000 warrants by the Company.

INTERESTS OF EXPERTS

Deloitte & Touche LLP is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Richard Addison, P.E. and Leonel Lopez, C.P.G. of Pincock Allen & Holt prepared technical reports on the Company’s mining properties. To management’s knowledge, Mr. Addison and Mr. Lopez do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, as applicable, is contained in the Company’s information circular for its most recent annual general meeting.

Additional financial information is provided in the Company’s audited financial statements and MD&A for the year ended December 31, 2009 which may be obtained upon request from First Majestic’s head office, or may be viewed on the Company’s website (www.firstmajestic.com) or on the SEDAR website (www.sedar.com).

APPENDIX “A” TO THE ANNUAL INFORMATION FORM OF

FIRST MAJESTIC SILVER CORP.

(the “Company”)

AUDIT COMMITTEE MANDATE

1.     MANDATE

The primary mandate of the audit committee (the “Audit Committee”) of the Board of Directors (the “Board”) of the Company is to assist the Board in overseeing the Company’s financial reporting and disclosure. This oversight includes:

a.	reviewing the financial statements and financial disclosure that is provided to shareholders and disseminated to the public;

b.	ascertaining that management has implemented the systems of internal controls to ensure integrity in the financial reporting of the Company; and

c.	monitoring the independence and performance of the Company’s external auditors and reporting directly to the Board on the work of the external auditors.

2.     COMPOSITION AND ORGANIZATION OF THE COMMITTEE

a.	The Audit Committee must have at least three directors.

b.

The majority of the Audit Committee members must be independent. A member of the Audit Committee is independent if the member has no direct or indirect material relationship with an issuer. A material relationship means a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.

c.

Every Audit Committee member must be financially literate. Financial literacy is the ability to read and understand a set of financial statements that present a breath and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

d.	The Board will appoint from themselves the members of the Audit Committee on an annual basis for one year terms. Members may serve for consecutive terms.

e.

The Board will also appoint a chair of the Audit Committee (the “Chair of the Audit Committee”) for a one year term. The Chair of the Audit Committee may serve as the chair of the committee for any number of consecutive terms.

f.	A member of the Audit Committee may be removed or replaced at any time by the Board. The Board will fill any vacancies in the Audit Committee by appointment from among members of the Board.

3.     MEETINGS

a.	The Audit Committee will meet at least four (4) times per year. Special meetings may be called by the Chair of the Audit Committee as required.

b.	Quorum for a meeting of the Audit Committee will be two (2) members in attendance.

c.

Members may attend meetings of the Audit Committee by teleconference, videoconference, or by similar communication equipment by means of which all persons participating in the meeting can communicate with each other.

d.

The Audit Committee Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to Audit Committee members for members to have a reasonable time to review the materials prior to the meeting.

e.

Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee. Minutes of each meeting must be distributed to members of the Board, the Chief Executive Officer, the Chief Financial Officer and the external auditor.

4.     RESPONSIBILITIES OF THE COMMITTEE

The Audit Committee will perform the following duties:

External Auditor

i.	select, evaluate and recommend to the Board, for shareholder approval, the external auditor to examine the Company’s accounts, controls and financial statements;

ii.

evaluate, prior to the annual audit by external auditors, the scope and general extent of their review, including their engagement letter, and the compensation to be paid to the external auditors and recommend such payment to the Board;

iii.

obtain written confirmation from the external auditor that it is objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs;

iv.	recommend to the Board, if necessary, the replacement of the external auditor;

v.	meet at least annually with the external auditors, independent of management, and report to the Board on such meetings;

vi.	pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

Financial Statements and Financial Information

vii.	review and discuss with management and the external auditor the annual audited financial statements of the Company and recommend their approval by the Board;

viii.	review and discuss with management, the quarterly financial statements and recommend their approval by the Board;

ix.	review and recommend to the Board for approval the financial content of the annual report;

x.

review the process for the certification of financial statements by the Chief Executive Officer and Chief Financial Officer; review the Company’s management discussion and analysis, annual and interim earnings or financial disclosure press releases, and audit committee reports before the Company publicly discloses this information;

xi.	review annually with external auditors, the Company’s accounting principles and the reasonableness of managements judgments and estimates as applied in its financial reporting;

xii.

review and consider any significant reports and recommendations issued by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditors have been implemented;

Risk Management, Internal Controls and Information Systems

xiii.	review with the external auditors and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls;

xiv.	review adequacy of security of information, information systems and recovery plans (this should include reference to the backups in place for the computers, locks on cabinets, etc.);

xv.	review management plans regarding any changes in accounting practices or policies and the financial impact thereof;

xvi.

review with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

xvii.

discuss with management and the external auditor correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company’s financial statements or disclosure;

xviii.	assisting management to identify the Company’s principal business risks;

xix.	review the Company’s insurance, including directors’ and officers’ coverage, and provide recommendations to the Board;

Other

xx.	conduct special reviews and/or other assignments from time to time as requested by the Board or the Chief Executive Officer.

5.     PROCESS FOR HANDLING COMPLAINTS REGARDING FINANCIAL MATTERS

The Audit Committee shall establish a procedure for the receipt, retention and follow-up of complaints received by the Company regarding accounting, internal controls, financial reporting, or auditing matters.

The Audit Committee shall ensure that any procedure for receiving complaints regarding accounting, internal controls, financial reporting, or auditing matters will allow the confidential and anonymous submission of concerns by employees, consultants and/or contractors.

6.     REPORTING

The Audit Committee will report to the Board on:

i.	the external auditor’s independence;

ii.	the performance of the external auditor and the Audit Committee’s recommendations;

iii.	regarding the reappointment or termination of the external auditor;

iv.	the adequacy of the Company’s internal controls and disclosure controls;

v.	the Audit Committee’s review of the annual and interim financial statements;

vi.	the Audit Committee’s review of the annual and interim management discussion and analysis;

vii.	the Company’s compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and

viii.	all other material matters dealt with by the Audit Committee.

7.     AUTHORITY OF THE COMMITTEE

a.

The Audit Committee will have the resources and authority appropriate to discharge its duties and responsibilities. The Audit Committee may at any time retain outside financial, legal or other advisors at the expense of the Company without approval of management.

b.	The external auditor will report directly to the Audit Committee.

EFFECTIVE DATE

This Mandate was implemented by the Board on December 21, 2006